Exhibit 99.5

SANDSTORM

GOLD

(Formerly Sandstorm Resources Ltd.)

ANNUAL REPORT

December 31, 2010

SANDSTORM GOLD LTD.

(Formerly Sandstorm Resources Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2010

This management’s discussion and analysis (“MD&A”) for Sandstorm Gold Ltd. (“Sandstorm” or “the Company”) should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2010 and related notes thereto which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). The information contained within this MD&A is current to March 3, 2011 and is stated in U.S. dollars unless otherwise noted.

HIGHLIGHTS

•   Sandstorm received its first gold shipments from the Aurizona, Santa Elena, and Summit Mines resulting in a total of 2,322 gold ounces purchased and sold during 2010.

•   The year 2010 was a transformational year for Sandstorm as it achieved its first year of positive operating cash flow.

•   On March 4, the Company entered into a gold stream agreement with Rambler Metals and Mining Plc to purchase approximately 25% of the first 175,000 ounces of gold produced and 12% of the life of mine gold produced thereafter from the Ming mine.

•   On November 9, 2010, the Company entered into a Gold Stream agreement with Brigus Gold Corp. to purchase 12% of the life of mine gold produced from the Black Fox mine.

•   Subsequent to December 31, 2010, the Company entered into a gold stream agreement with Metanor Resources Inc. to purchase 20% of the life of mine gold from the Bachelor Lake Mine.

•   During 2010, the Company spun out Sandstorm Metals & Energy Ltd., a base metal and energy streaming company, allowing Sandstorm Gold Ltd. to focus on the acquisition of gold streams.

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CORPORATE DEVELOPMENT AND STRATEGY

The Company is a growth focused company that seeks to acquire gold purchase agreements (“Gold Streams”) from companies that have advanced stage development projects or operating mines. In return for making upfront payments to acquire a Gold Stream, Sandstorm receives the right to purchase, at a fixed price per ounce, a percentage of a mine’s gold production for the life of the mine. Sandstorm helps other companies in the resource industry grow their businesses, while acquiring attractive assets in the process. The Company is focused on acquiring Gold Streams from mines with low production costs, significant exploration potential and strong management teams. The Company currently has six Gold Streams.

Effective February 17, 2011, the Company changed its name from Sandstorm Resources Ltd. to Sandstorm Gold Ltd.

AURIZONA GOLD STREAM

The Company has a Gold Stream agreement to purchase 17% of the life of mine gold produced from Luna Gold Corp.’s (“Luna”) open-pit Aurizona mine, located in Brazil (the “Aurizona Mine”). On February 9, 2011, the Aurizona Mine reached full commercial production.

Current activities at the Aurizona Mine include:

•          Gold production for the three months ended September 30, 2010 was approximately 4,800 ounces.

•          Gold production for November and December 2010 and January 2011 totaled 10,905 ounces.

•          Combined 90-day average throughput rate in excess of 3,615 tonnes per day, including peak daily throughputs as high as 5,000 tonnes.

•          Additional plant modifications to be completed in early 2011 are expected to increase productive capacity.

•          Expected full production ramp-up to consistently produce an average of 4,500 tonnes per day capacity is scheduled to begin April 2011.

•          Exploration activities have recently returned trenching results of 81.5 meters of 1.18g/t at Boa Esperanca in a newly discovered mineralized area near the Aurizona Mine.

During 2010, the Company purchased approximately 2,017 ounces of gold from the Aurizona Mine.

SANTA ELENA GOLD STREAM

The Company has a Gold Stream agreement to purchase 20% of the life of mine gold produced from SilverCrest Mines Inc.’s (“SilverCrest”) open-pit Santa Elena mine, located in Mexico (the “Santa Elena Mine”). During the fourth quarter of 2010, SilverCrest began production and commission phase activities at the Santa Elena Mine. Approximately 371,000 tonnes of lower grade ore were mined during 2010 from the open pit. SilverCrest has been mining lower grade tonnes to provide working space for equipment in the initial cut and to create a lower angle for the ultimate pit high wall. The lower grade material is considered pre-strip for the higher grade Main Zone which is currently being mined and will provide the majority of the ore to be mined in 2011.

Current activities at the Santa Elena Mine include:

•          The crusher is operating at near design throughput capacity of approximately 2,500 tonnes per day with an estimated 336,500 tonnes of ore crushed in 2010.

•          The heap leach pad currently holds an estimated 336,500 tonnes of ore containing approximately 6,800 ounces of gold that are under leach. In the first 30 days of the leach cycle for current ore on the pad, recovery was estimated at 25% to 35% for gold.

•          The Merrill Crowe recovery unit, refinery and on-site lab are all performing as designed and expected.

•          As of December 31, 2010 approximately 2,140 ounces of gold have been produced as doré with a significant amount of gold still in solution for processing and recovery.

During 2010, the Company purchased approximately 187 ounces of gold from the Santa Elena Mine.

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SUMMIT GOLD STREAM

The Company has a Gold Stream agreement to purchase 50% of the first 10,000 ounces of gold produced, and 22% of the life of mine gold produced thereafter, from Santa Fe Gold Corporation’s (“Santa Fe”) Summit mine, located in the United States of America (the “Summit Mine”).

In March 2010, Santa Fe began commissioning the Lordsburg milling operations. Since then, Santa Fe has begun shipping concentrate to a European smelter for recovery of gold and silver. In addition to concentrate sales, bulk flux shipments have been made to smelters located in Arizona. The Summit Mine and the Lordsburg Mill are expected to attain commercial production during the second half of 2011. A new internal ventilation shaft was completed and is being equipped with an upgraded fan system. This central ventilation shaft will be extended as deeper levels of the Summit Mine are reached. The improved ventilation will allow the Summit Mine to operate additional equipment underground, which Santa Fe is purchasing. It will also enable additional shifts to be added.

During 2010, the Company purchased approximately 118 ounces of gold from the Summit Mine.

MING GOLD STREAM

On March 4, 2010 and amended on August 31, 2010, the Company entered into a Gold Stream agreement to purchase approximately 25% of the first 175,000 ounces of gold produced and 12% of the life of mine gold produced thereafter, from Rambler Metals & Mining plc’s (“Rambler”) Ming mine, located in Canada (the “Ming Mine”). In the event that the metallurgical recoveries of gold at the Ming Mine are below 85%, the percentage of gold that Sandstorm shall be entitled to purchase shall be increased proportionally.

For consideration, the Company paid $5.0 million on March 10, 2010, $2.0 million on September 7, 2010, $7.0 million on January 6, 2011 and a further instalment of $6.0 million will be paid to Rambler upon receipt of all necessary permits required to construct and operate the Ming Mine, which is expected in the first half of 2011. The Company will not make ongoing payments per ounce of gold.

Rambler has provided to the Company the following completion guarantees: (i) that the Ming Mine will begin gold production by September 4, 2011 or Rambler will be required to fully refund the $20.0 million upfront deposit plus 8% interest, compounded annually, (ii) that within 24 months of commencement of production, Rambler will have produced and sold a minimum of 24,000 ounces of payable gold or the Company will have the option to require a partial refund of the upfront deposits, and (iii) that the Company will receive minimum cash flows from the contract of $3.6 million in the first year of production, $3.6 million in the second year of production, and $3.1 million in the third year of production.

The Ming Mine is a past-producing underground massive sulphide copper-gold mine located in Newfoundland and contains the former producing Ming and Ming West copper-gold mines.

Current activities at the Ming Mine include:

•          The contractor has completed the Nugget Pond foundation for the mill add on.

•          Financing and delivery terms have been negotiated for all underground equipment and all major components for a new concentrator.

•          New exploration development has begun to the top of the 1807 zone via the 1600 feet level. This new development will also be used for ore access.

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•          Early construction permits have been received from the Department of Natural Resources for office/dry facility and fresh water supply. Construction is well underway with all foundation work completed. The anticipated completion date is March 2011.

•          Refurbishment of mine ventilation infrastructure has begun including replacement of the building and heating units.

BLACK FOX GOLD STREAM

On November 9, 2010, the Company entered into an agreement (the “Brigus Gold Stream”) to purchase 12% of the life of mine gold produced from Brigus Gold Corp.’s (“Brigus”) open pit and underground Black Fox mine, located in Canada (the “Black Fox Mine”) and 10% of the life of mine gold produced from Brigus’ Black Fox extension, which includes a portion of Brigus’ Pike River concessions, for $56.3 million as an upfront payment plus ongoing per ounce payments equal to the lesser of $500 (subject to an inflationary adjustment beginning in 2013, not to exceed 2% per annum) and the then prevailing market price per ounce of gold.

Brigus has the option until January 1, 2013 to repurchase 50% of the Brigus Gold Stream by making a $36.6 million payment to the Company, upon receipt of which, the percentage of gold the Company is entitled to purchase will decrease to 6% for the Black Fox Mine and 4.5% for the Black Fox extension.

The Black Fox Mine is located outside of Matheson, Ontario, Canada in the Timmins Gold District and has been in commercial production since May 2009. It is currently operating as an open pit mine, but since mid-2010, began development of an underground mine which it expects to begin production in early 2011. At this time, both open pit and underground operations are expected to run concurrently. Commercial production on the underground mine is expected during the second quarter of 2011. The Black Fox mineralization is an Archean age, lode gold deposit located within the Abitibi greenstone belt along with several other producing gold mines and gold camps. Exploration is ongoing with a drill program being pursued at the mine.

Current activities at the Black Fox Mine include:

•          A NI 43-101 technical report on the Black Fox Mine was released January 6, 2011 and was based on mine operations and reserves as of October 31, 2010. Estimates from the report for the Black Fox Mine include a mine life of 8.6 years, a processing rate of 730,000 tonnes per annum with a recovery rate of 94%, average annual production of 104,000 ounces of gold over the next five years of production, and indicated resources inclusive of reserves of 1,031,500 ounces of gold.

•          The new vent raise has been completed and the completion of the new portal is targeted for March 2011. Construction and relocation of the new vent raise and portal continue to result in logistical issues that have significantly restricted ore production from the open pit. During this transitional period the Black Fox Mill has continued to operate at 2,000 tonnes per day by drawing down low-grade stockpiles held in inventory.

The Company did not purchase any gold from the Black Fox Mine in 2010.

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EQUITY FINANCING

On October 19, 2010, the Company completed a public offering of 78,768,100 units at a price of C$0.73 per unit for gross proceeds of C$57.5 million ($55.8 million). Each unit was comprised of one common share of the Company and one-quarter of one common share purchase warrant. Each whole warrant is exercisable into one common share at a price of $1.00 until October 19, 2015. The Company paid underwriter fees of C$4.0 million ($3.9 million) representing 7% of the gross proceeds. The net proceeds of the offering were primarily used to purchase the Black Fox Gold Stream.

SUBSEQUENT EVENTS

BACHELOR LAKE GOLD STREAM

On January 17, 2011 the Company entered into a Gold Stream agreement with Metanor Resources Inc. (“Metanor”) to purchase 20% of the life of mine gold produced from Metanor’s Bachelor Lake Gold Mine located in Quebec, Canada (the “Bachelor Lake Mine”) for an upfront payment of $20.0 million plus ongoing per ounce payments equal to the lesser of $500 and the then prevailing market price per ounce of gold. Upon signing the Bachelor Lake Gold Stream Sandstorm made a $5.0 million payment and will make further upfront payments of $9.0 million once Metanor has achieved certain funding conditions and a final payment of $6.0 million on September 1, 2011. Metanor has provided a guarantee that Sandstorm will receive a minimum of $20.0 million in pre-tax cash flow over the first six years of the Bachelor Lake Gold Stream.

The Bachelor Lake Mine is a greenstone hosted gold mine located outside of Val d’Or in Quebec, Canada. On January 4, 2011, Metanor released the findings from a pre-feasibility study at Bachelor Lake showing underground production of approximately 200,000 ounces over an initial three and a half year mine life. Production is expected to begin during 2012 with a ramp up to full commercial production by the end of 2012.

The Bachelor Lake Mine is projected to produce an average of 60,000 ounces of gold per year and will be utilizing the low cost, long-hole mining method along with an existing, and fully functional, operating mill and surface infrastructure.

SPIN-OUT OF SANDSTORM METALS & ENERGY

On May 13, 2010 Sandstorm transferred its option agreement on the Eagle Lake property owned by Eagle Plains Resources Ltd. located in Saskatchewan, Canada and working capital of C$500,000 to its wholly-owned subsidiary Sandstorm Metals & Energy Ltd. (“Sandstorm Metals & Energy”) in exchange for 6,836,810 common shares of Sandstorm Metals & Energy. Sandstorm thereafter distributed all of its common shares held in Sandstorm Metals & Energy to Sandstorm shareholders. As a result, Sandstorm Metals & Energy is no longer a subsidiary of Sandstorm. Sandstorm will focus on Gold Streams and Sandstorm Metals & Energy will focus on base metal and energy streams.

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SUMMARIZED ANNUAL FINANCIAL RESULTS

	Year ended	Nine months ended	Year ended
(in $000s)	December 31, 2010	December 31, 2009	March 31, 2009

Gold sales	$3,148	$-	$-
Gold ounces	2,322	-	-
Average realized gold	$1,356	$-	$-
price per ounce
Average cash cost per ounce	396	-	-
(See Non-GAAP Measures)
Net earnings (loss)	2,399	1,003	(408)
Earnings (loss) per share
Basic	0.01	0.01	(0.02)
Diluted	0.01	0.01	(0.02)
Total assets	131,732	74,137	1,154
Total long-term liabilities	-	-	-

The Company’s operating segments are summarized in the tables below:

Year ended December 31, 2010

	Ounces					Cash from
	produced				Earnings from	(used in)
(in $000s)	and sold	Sales	Cost of sales	Depletion	operations	operations

Aurizona	2,017	$ 2,729	$807	$296	$1,626	$1,769
Black Fox	-	-	-	-	-	-
Ming	-	-	-	-	-	-
Santa Elena	187	256	65	42	149	190
Summit	118	163	47	6	110	68
Corporate	-	-	-	-	-	(1,564)

Consolidated	2,322	$3,148	$919	$344	$1,885	$463

Nine months ended December 31, 2009

Ounces
	produced				Earnings from	Cash used in
(in $000s)	and sold	Sales	Cost of sales	Depletion	operations	operations

Aurizona	-	$-	$-	$-	$-	$-
Black Fox	-
Ming	-	-	-	-	-	-
Santa Elena	-	-	-	-	-	-
Summit	-	-	-	-	-	-
Corporate	-	-	-	-	-	(884)

Consolidated	-	$-	$-	$-	$-	$(884)

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RESULTS OF OPERATIONS

The Company earned $2.4 million of net income during the year ended December 31, 2010 primarily due to earnings from operations of $1.9 million from the Company’s first gold sales from the Aurizona Mine, the Santa Elena Mine, and the Summit Mine. The Company earned $1.0 million during the nine months ended December 31, 2009 primarily due to a foreign exchange gain of $2.5 million from the Company holding a portion of its cash in Canadian dollars while the Canadian dollar appreciated in value against the U.S. dollar, the Company’s functional currency. Offsetting this foreign exchange gain in 2009 were other expenses which comprised mainly of stock–based compensation of $0.5 million and general & administration of $0.7 million. The Company did not have a significant level of activity prior to the acquisition of the Aurizona Gold Stream and the Santa Elena Gold Stream in 2009, therefore the twelve months ended March 31, 2009 results are not comparable to the subsequent financial years.

SUMMARY OF QUARTERLY RESULTS

	Quarters Ended

(in $000s)	Dec. 31, 2010	Sept. 30, 2010	June 30, 2010	Mar. 31, 2010

Gold ounces	1,939	257	126	-
Gold sales	$2,672	$322	$155	$-
Net income (loss)	3,667	(225)	(391)	(652)
Basic income (loss) per share	0.01	(0.00)	(0.00)	(0.00)
Diluted income (loss) per share	0.01	(0.00)	(0.00)	(0.00)
Operating cash flow	463	(105)	(386)	(792)
Total assets	131,732	74,848	74,975	74,814
Total long-term liabilities	-	-	-	-

(in $000s)	Dec. 31, 2009	Sept. 30, 2009	June 30, 2009	Mar. 31, 2009

Gold ounces	-	-	-	-
Gold sales	$-	$-	$-	$-
Net income (loss)	(954)	32	1,925	(142)
Basic income (loss) per share	(0.00)	0.00	0.02	(0.01)
Diluted income (loss) per share	(0.00)	0.00	0.02	(0.01)
Operating cash flow	(549)	(469)	134	(93)
Total assets	74,137	42,111	41,761	1,154
Total long-term liabilities	-	-	-	-

The quarter ended March 31, 2009 has been restated and translated from Canadian dollars to U.S. dollars as the Company changed its reporting currency to the U.S. dollar starting April 1, 2009.

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THREE MONTHS ENDED DECEMBER 31, 2010 COMPARED TO THE THREE MONTHS ENDED SEPTEMBER 30, 2010

The Company earned net income of $3.7 million for the three months ended December 31, 2010 compared to a net loss of $0.2 million for the three months ended September 30, 2010. During the three months ended December 31, 2010, the Company earned $3.7 million of net income primarily due to earnings from operations of $1.6 million from the sale of 1,939 ounces of gold and a foreign exchange gain of $1.4 million from the Company holding a portion of its cash in Canadian dollars while the Canadian dollar appreciated in value against the U.S. dollar, the Company’s functional currency. During the three months ended September 30, 2010, the Company incurred a net loss of $0.2 million primarily due to lower earnings from operations of $0.2 million from the sale of 257 ounces of gold as the Aurizona Mine, Santa Elena Mine, and Summit Mine began initial production.

THREE MONTHS ENDED DECEMBER 31, 2010 COMPARED TO REMAINING QUARTERS

During the three months ended June 30, 2010, the Company incurred a net loss of $0.4 million primarily due to lower earnings from operations of $0.1 million from the sale of 126 ounces of gold, compared to earnings from operations of $1.6 million, from the sale of 1,939 ounces of gold during the three months ended December 31, 2010. The Company did not have any gold sales prior to the three months ended June 30, 2010. Therefore previous quarter results are not comparable to the quarters ended June 30, 2010 and thereafter.

CHANGE IN TOTAL ASSETS

Total assets at December 31, 2010 increased primarily due to the equity financing completed on October 19, 2010 where net proceeds of $51.4 million were raised. Total assets increased during the three months ended December 31, 2009, compared to prior periods, due to the Company completing an equity financing on October 14, 2009 for net proceeds of $32.8 million. In addition, total assets increased during the three months ended June 30, 2009 due to the Company completing an equity financing on April 23, 2009 for net proceeds of $35.3 million.

NON-GAAP MEASURES

The Company has included in this MD&A a non-GAAP performance measure of total cash costs. This non-GAAP measure does not have any standardized meaning prescribed by GAAP, nor is it necessarily comparable with similar measures provided by other companies. Cash costs are presented as they represent an industry standard method of comparing certain costs on a per unit basis. The Company believes that certain investors use this information to evaluate the Company’s performance. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company’s total cash costs were equivalent to the Company’s costs of sales in accordance with GAAP.

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LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2010, the Company had cash of $28.5 million (December 31, 2009 - $36.7 million) and working capital of $27.9 million (December 31, 2009 - $36.2 million). Cash decreased from December 31, 2009 due to Sandstorm making payments of $7.0 million to Rambler and $56.3 million to Brigus as upfront payments in connection with their respective Gold Streams, which was partially offset by Sandstorm completing an equity financing for net proceeds of $51.4 million.

Subsequent to December 31, 2010, the Company paid Rambler $7.0 million and paid Metanor $5.0 million for partial upfront payments. Of the remaining working capital on hand, the Company has further upfront payment commitments to Rambler of $6.0 million and to Metanor of $15.0 million which are due in 2011. The commitments will use up working capital on hand as of December 31, 2010 and the Company plans on funding the remaining commitments using working capital generated during 2011 from gold sales.

CONTRACTUAL OBLIGATIONS

In connection with the Aurizona Gold Stream, the Company has committed to purchase 17% of the life of mine gold produced by the Aurizona Mine for a per ounce cash payment of the lesser of $400 (subject to a 1% annual inflationary adjustment beginning on February 9, 2014) and the then prevailing market price of gold.

In connection with the Santa Elena Gold Stream, the Company has committed to purchase 20% of the life of mine gold produced by the Santa Elena Mine for a per ounce cash payment of the lesser of $350 (subject to a 1% annual inflationary adjustment beginning 3 years after the mine achieves commercial production (an “Inflationary Adjustment”)) and the then prevailing market price of gold.

In connection with the Summit Gold Stream, the Company has committed to purchase 50% of the first 10,000 ounces of gold produced, and 22% of the life of mine gold produced thereafter, by the Summit Mine for a per ounce cash payment of the lesser of $400 (subject to an Inflationary Adjustment) and the then prevailing market price per ounce of gold.

In connection with the Ming Gold Stream, the Company has committed to make additional upfront payments totalling $13.0 million once certain funding conditions have been achieved. Subsequent to December 31, 2010, the Company paid Rambler $7.0 million and is committed to make the remaining payment of $6.0 million once Rambler receives all necessary permits required to construct and operate the Ming Mine. There are no ongoing per ounce payments in connection with this Gold Stream.

In connection with the Brigus Gold Stream, the Company has committed to purchase 12% of the life of mine gold produced by the Black Fox Mine for a per ounce cash payment of the lesser of $500 (subject to an inflationary adjustment beginning in 2013, not to exceed 2% per annum) and the then prevailing market price of gold.

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SHARE CAPITAL

As of March 3, 2011, the Company had 318,063,147 common shares outstanding.

A summary of the Company’s outstanding share purchase options as of March 3, 2011 are as follows:

Outstanding	Vested	Exercise Price (C$)	Expiry Date

40,000	40,000	$0.10	July 31, 2012
3,600,000	2,400,000	$0.45	June 16, 2014
700,000	466,667	$0.44	July 6, 2014
2,000,000	1,333,334	$0.435	July 28, 2014
100,000	33,334	$0.67	May 19, 2015
6,830,000	-	$0.68	November 26, 2015

13,270,000	4,273,335

A summary of the Company’s outstanding share purchase warrants as of March 3, 2011 are as follows:

	Warrants Outstanding	Exercise Price	Expiry Date

SSL.WT	99,344,186	$0.60	April 23, 2014
SSL.WT.A	19,692,025	$1.00	October 19, 2015

	119,036,211

The Company issued 7,014,574 compensation warrants (the “Compensation Warrants”) to agents in 2009. Each Compensation Warrant entitles the holder to acquire one unit comprised of one common share of the Company and one-half of a share purchase warrant. Each Compensation Warrant has an exercise price of $0.33 and all of the Compensation Warrants were outstanding as of March 3, 2011. Each whole share purchase warrant issued upon exercise of the Compensation Warrants will entitle the holder to purchase one common share at a price of $0.60 until April 23, 2014.

RELATED PARTY TRANSACTIONS

During the year ended December 31, 2010 the Company incurred expenses of $202,864 for rent, office costs, and administrative support services (nine months ended December 31, 2009 - $82,345) to a company controlled by a current director, David DeWitt, and a former director, Marcel de Groot. The transactions have been recorded at their exchange amount, which is the amount of consideration agreed upon by the related parties.

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FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, receivables, and accounts payable and accrued liabilities. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

CREDIT RISK

The Company’s credit risk is limited to cash and trade receivables held in the ordinary course of business. The Company sells gold exclusively to large corporations with strong credit ratings and the balance of trade receivables owed the Company in the ordinary course of business is not significant. Therefore, the Company is not exposed to significant credit risk and overall, the Company’s credit risk has not changed significantly from the prior year.

CURRENCY RISK

The Company is exposed to the fluctuations of the Canadian to U.S. dollar as from time to time, it completes equity financings denominated in the Canadian dollar and trades the Canadian dollar proceeds to the U.S. dollar. During the year ended December 31, 2010, conversion of the Canadian dollar to the U.S. dollar from equity financing resulted in a foreign exchange gain of $1.4 million (nine months ended December 31, 2009 - $2.4 million). As of December 31, 2010 and December 31, 2009, the Company held an insignificant portion of its financial instruments in Canadian dollars and was not exposed to significant currency risk.

OTHER RISKS

The Company is not subject to significant interest rate, liquidity, or other price risks and the Company’s exposure to these risks has not changed significantly from the prior year.

RISKS TO SANDSTORM

The primary risk factors affecting the Company are set forth below. For additional discussion of risk factors, please refer to the Company’s short-form prospectus dated October 13, 2010, which is available on www.sedar.com.

RISKS RELATING TO MINERAL PROJECTS

To the extent that they relate to the production of gold from, or the operation of, the Aurizona Mine, the Santa Elena Mine, the Summit Mine, the Ming Mine, the Black Fox Mine, and the Bachelor Lake Mine (the “Mines”), the Company will be subject to the risk factors applicable to the operators of such Mines.

NO CONTROL OVER MINING OPERATIONS

The Company has no contractual rights relating to the operation or development of the Mines. Except for any payments which may be payable in accordance with applicable completion guarantees or cash flow guarantees, the Company will not be entitled to any material compensation if these mining operations do not meet their forecasted gold production targets in any specified period or if the Mines shut down or discontinue their operations on a temporary or permanent basis. The Mines may not commence

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commercial production within the time frames anticipated, if at all, and there can be no assurance that the gold production from such properties will ultimately meet forecasts or targets. At any time, any of the operators of the Mines or their successors may decide to suspend or discontinue operations.

GOVERNMENT REGULATIONS

The Mines are subject to various foreign laws and regulations governing prospecting, exploration, development, production, exports, taxes, labour standards, waste disposal, protection and remediation of the environment, reclamation, historic and cultural resources preservation, mine safety and occupation health, handling, storage and transportation of hazardous substances and other matters. The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing the Mines in compliance with such laws and regulations are significant. It is possible that the costs and delays associated with compliance with such laws and regulations could become such that the owners or operators of the Mines would not proceed with the development of or continue to operate the Mines. Moreover, it is possible that future regulatory developments, such as increasingly strict environmental protection laws, regulations and enforcement policies thereunder, and claims for damages to property and persons resulting from the Mines could result in substantial costs and liabilities in the future.

INTERNATIONAL OPERATIONS

The Aurizona Mine is located in Brazil, the Santa Elena Mine is located in Mexico, the Summit Mine is located in the United States of America, and each of the Ming Mine, the Black Fox Mine, and Bachelor Lake Mine is located in Canada and as such the Mines are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties include, but are not limited to, terrorism, hostage taking, military repression, crime, political instability, currency controls, extreme fluctuations in currency exchange rates, high rates of inflation, labour unrest, the risks of war or civil unrest, expropriation and nationalization, renegotiation or nullification of existing concessions, licenses, permits, approvals and contracts, illegal mining, changes in taxation policies, restrictions on foreign exchange and repatriation, and changing political conditions, and governmental regulations. Changes, if any, in mining or investment policies or shifts in political attitude in Mexico, Brazil, the United States of America or Canada may adversely affect the operations or profitability of the Mines in these countries. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use, mine safety and the rewarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Mines.

INCOME TAXES

The Company has incorporated a subsidiary in Barbados, Sandstorm Gold (Barbados) Limited, which entered into Gold Streams in connection with the Aurizona, Santa Elena, and Summit transactions. No assurance can be given that new taxation rules will not be enacted or that existing rules will not be applied in a manner which could result in the Company’s future profits being subject to taxation.

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COMMODITY PRICES

The price of the common shares, warrants, and the Company’s financial results may be significantly adversely affected by a decline in the price of gold. The price of gold fluctuates widely, especially in recent years, and is affected by numerous factors beyond the Company’s control, including but not limited to, the sale or purchase of gold by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold-producing countries throughout the world. In the event that the prevailing market price of gold is less than $500 per ounce (subject to an inflationary adjustment beginning in 2013, not to exceed 2% per annum) in the case of the Brigus Gold Stream, $500 per ounce in the case of the Bachelor Lake Gold Stream, $400 per ounce (subject to a 1% annual inflationary adjustment beginning on February 9, 2014) in the case of the Aurizona Gold Stream, $400 per ounce (subject to an Inflationary Adjustment) in the case of the Summit Gold Streams and $350 per ounce (subject to an Inflationary Adjustment) in the case of the Santa Elena Gold Stream, the purchase price will be the then prevailing market price per ounce of gold and the Company will not generate positive cash flow or earnings on those Gold Streams.

CHANGE IN FUNCTIONAL AND REPORTING CURRENCY

Effective April 1, 2009, the Company changed from a Canadian dollar functional and reporting currency to a U.S. dollar functional and reporting currency. All subsidiaries of the Company measure transactions in a U.S. dollar functional currency. As a result, all comparative amounts were restated to the U.S. dollar. Comparative assets and liabilities were translated using the closing rate at the balance sheet date and comparative equity, income, and expenses were translated at the exchange rates at the dates of the transactions. All resulting exchange differences were recognized in other comprehensive loss.

The Company has elected to report its Canadian federal taxes using a U.S. dollar functional currency.

CHANGES IN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

In January 2009, the Canadian Institute of Chartered Accountants (“CICA”) issued Handbook Sections 1582 – Business Combinations, 1601 – Consolidated Financial Statements, and 1602 – Non-Controlling Interests. Section 1582 replaces Section 1581 – Business Combinations and establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”). Sections 1601 and 1602 replace Section 1600 – Consolidated Financial Statements. Section 1601 provides revised guidance on the preparation of consolidated financial statements and Section 1602 addresses accounting for non-controlling interests in consolidated financial statements subsequent to a business combination.

These standards are effective January 1, 2011. Early adoption of the Sections is permitted however all three Sections must be adopted at the same time.

SANDSTORM GOLD LTD. | 15

In June 2009, the CICA amended Handbook Section 3855 to clarify the application of the effective interest method after a debt instrument has been impaired and when an embedded prepayment option is separated from its host debt instrument at initial recognition for accounting purposes. The amendments are effective January 1, 2011. Early adoption is permitted.

The Company has elected to early adopt the above changes in accounting policies effective January 1, 2010. The early adoption of these changes had no material impact on the Company.

FUTURE CHANGES IN ACCOUNTING POLICIES

The Company is required to adopt IFRS on January 1, 2011 which will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010 and as of January 1, 2010.

To prepare for the conversion to IFRS, the following plan was developed:

A)  Phase 1: Scope and Plan

The Company has ongoing training for appropriate personnel on IFRS standards and an assessment on the impact of the IFRS conversion on the Company’s opening financial position has been completed. This assessment identified three major differences between the Company’s current accounting policies under GAAP and those the Company is required to apply under IFRS as they exist at March 3, 2011. These differences are discussed below. IFRS standards may change prior to the Company’s adoption of IFRS and this may impact the assessment. The Company does not anticipate any significant changes to its information technology, internal controls over financial reporting, business activities, nor disclosure controls and procedures from the conversion to IFRS. The Company will review and update the IFRS conversion plan as required.

B)  Phase 2: Design and Build

Based on a detailed review of IFRS standards, the Company has made selections of accounting policies and procedures where a choice was available, has quantified the impact on key line items and disclosures, and prepared draft financial statements under IFRS. IFRS standards may change prior to the Company’s adoption of IFRS and this may impact the selection of accounting policies and draft disclosures.

C)  Phase 3: Implement and Review

The Company will implement new accounting policies under IFRS and prepare and report consolidated financial statements under IFRS.

The Company has achieved its milestones to date under its IFRS conversion plan. The Company will continue to monitor and report on its conversion to IFRS according to its conversion plan.

SANDSTORM GOLD LTD. | 16

Major Identified Differences:

A)  Share purchase warrants with an exercise price denominated in Canadian dollars

Under GAAP, warrants are accounted for at their carrying value within shareholders’ equity. Under IFRS, warrants that have an exercise price denominated in a currency other than the Company’s functional currency meet the definition of a derivative liability and are recorded as a financial liability and are marked-to-market each period. The warrants issued in the April 2008 private placement (the “April 2008 Warrants”) have an exercise price denominated in Canadian dollars, which was the Company’s functional currency when these warrants were issued. Effective April 1, 2009, the Company changed its functional currency from the Canadian dollar to the U.S. dollar, and in accordance with IFRS, the April 2008 Warrants ceased to meet the definition of an equity instrument and will be recorded at fair value as a derivative liability, with the difference between the fair value and the carrying value, upon transition, being recognized in equity. Subsequent changes in the fair value of the April 2008 Warrants will be recognized as gains or losses in the Statement of Comprehensive Income (Loss) until they were fully exercised by April 2010.

The Company will rely on the exemption for first-time adoption of IFRS under IFRS 1: First-time adoption of IFRS not to recognize any financial liabilities resulting from its warrants issued prior to January 1, 2010 with an exercise price denominated in Canadian dollar, which differs from its functional currency, which were all derecognized through exercises prior to January 1, 2010.

B)  Recognition of previous financing costs as a future income tax asset

During the year ended December 31, 2010, the Company recognized a future income tax asset for financing costs incurred prior to 2010. Prior to 2010, the Company applied a full valuation allowance against these future income tax benefits. Under GAAP, the impact of recognizing a future income tax asset related to financing costs is recognized in the Statement of Comprehensive Income (Loss), however, under IFRS, the recognition of such future income tax benefit is offset against financing costs in the Statement of Shareholders’ Equity. This difference will result in a reclassification of $0.9 million from retained earnings (deficit) to share capital as of December 31, 2010 and an adjustment of $0.9 million from comprehensive income (loss) to share capital for the year ended December 31, 2010.

C)  Impairment of mineral interests

Under GAAP, the Company tests its mineral interests for impairment by first testing for recoverability by comparing the carrying value of each Gold Stream to the undiscounted future cash flows. Under IFRS, the Company must compare the carrying amount to the higher of the fair value (less costs to sell) and the value in use. Fair value is computed using discounted future cash flows. While the change in impairment testing will not have an impact on the Company’s opening financial position at January 1, 2010 or at December 31, 2010, it is a significant change in accounting policy. This difference could lead to volatility of earnings in future periods.

SANDSTORM GOLD LTD. | 17

Impact of differences:

The Company estimates the impact of the accounting policies differences as compared to its financial statements previously reported under GAAP to be as follows:

(in 000s)	December 31, 2010	January 1, 2010

Total liabilities under GAAP	$806	$570
Adjustments for differing accounting treatment:
Warrant liability	-	4,657

Total liabilities under IFRS	$806	$5,227

(in 000s)	Dec. 31, 2010	Sept. 30, 2010	June 30, 2010	Mar. 31, 2010	Jan. 1, 2010

Total equity under GAAP	$130,926	$74,720	$74,867	$74,574	$73,567
Adjustment for differing accounting treatment:
Warrant liability	-	-	-	(3,608)	(4,657)

Total equity under IFRS	$130,926	$74,720	$74,867	$70,966	$68,910

(in 000s)	Year Ended Dec. 31, 2010	9 Months Ended Sept. 30, 2010	6 Months Ended June 30, 2010	3 Months Ended March 31, 2010

Net income (loss) under GAAP	$2,399	$(225)	$(1,044)	$(652)
Adjustments for differing accounting treatment:
Warrant liability	(4,303)	(4,303)	(4,303)	(3,630)
Financing costs	(933)	-	-	-

Net loss under IFRS	$(2,837)	$(4,528)	$(5,347)	$(4,282)

The losses on the warrant liability are a result of an increasing share price during the periods. These losses have no cash impact and all Canadian dollar denominated warrants were exercised by June 30, 2010.

SANDSTORM GOLD LTD. | 18

RESERVES AND RESOURCES

The Reserves and Resources in this MD&A reflect the reserves and resources for the mines at which the Company has Gold Streams, adjusted where applicable to reflect the Company’s percentage entitlement to gold produced from the mines.

Proven and Probable Reserves Attributable to Sandstorm (1)

	Proven			Probable			Proven & Probable

	Tonnes	Grade Au	Contained	Tonnes	Grade Au	Contained	Tonnes	Grade Au	Contained
	kt	g/t	oz	kt	g/t	oz	kt	g/t	oz
Aurizona (3,4,6-8,10-14)	241	1.46	11,390	2,677	1.36	112,880	2,918	1.37	124,270
Santa Elena (18,20,21,22,24,26)	--	--	--	1,308	1.61	67,920	1,308	1.61	67,920
Ming (32,33,35-37)	209	3.24	21,636	183	2.61	15,340	392	2.40	36,976
Black Fox – Stockpile & Open Pit (42,43,45,47,49,50)	42	1.60	2,214	379	3.20	39,350	421	3.04	41,565
Black Fox – Under- ground (42,44,45,47,49,50)	--	--	--	352	5.90	67,201	352	5.90	67,201
Bachelor Lake (50-52)	39	8.33	10,349	130	7.10	29,687	168	7.38	40,036

Total			45,589			332,378			377,968

Measured and Indicated Resources Attributable to Sandstorm (1,2)

Measures and Indicated Resources attributable to Sandstorm are not summed as some mines report their resources inclusive of reserves whereas others report their resources exclusive of reserves. Please refer to the notes specific for each mine for further details.

	Measured			Indicated			Measured & Indicated

	Tonnes	Grade Au	Contained	Tonnes	Grade Au	Contained	Tonnes	Grade Au	Contained
	kt	g/t	oz	kt	g/t	oz	kt	g/t	oz
Aurizona (5,9,15,16)	255	1.44	11,730	3,336	1.29	142,001	3,591	1.33	153,731
Santa Elena (17,19,23-27)	--	--	--	432	2.75	38,133	432	2.75	38,133
Santa Elena - Under - ground (17,19,23,24,28-30)	--	--	--	217	2.10	14,647	217	2.10	14,647
Ming (31,32,34,38-40)	411	2.47	32,664	3,004	0.35	34,262	3,415	0.61	66,925
Black Fox – Open Pit (41-43,45-48)	--	--	--	380	4.40	54,264	380	4.40	54,264
Black Fox – Under - ground (41,42,44-48)	--	--	--	301	7.20	69,502	301	7.20	69,502
Bachelor Lake (49-51)	39	8.80	10,901	130	7.49	31,270	169	7.79	42,171

SANDSTORM GOLD LTD. | 19

Inferred Resources to Sandstorm (1,2)

	Inferred

	Tonnes kt	Grade Au g/t	Contained oz
Aurizona (5,9,15,16)	1,859	1.14	68,340
Santa Elena (17,19,23-27)	652	1.11	23,247
Santa Elena - Underground (17,19,23,24,27,28-30)	270	1.94	16,811
Ming (31,32,34,38-40)	591	1.83	34,695
Black Fox – Open Pit (41-43,45-48)	80	2.60	6,717
Black Fox – Underground (41,42,44-48)	14	5.80	2,585
Bachelor Lake (49-51)	85	6.52	17,873

Total			170,268

Notes:

1.	All Mineral Reserves and Mineral Resources have been calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and National Instrument 43-101.
2.	Mineral Resources which are not Mineral Reserves, do not have demonstrated economic viability.

For the Aurizona Mine:
3.	Aurizona Mineral Reserves are fully included in the Mineral Resources.
4.	Aurizona Reserves are reported as of July 13, 2010.
5.	Aurizona Resources are reported as of January 15, 2009.
6.

The mineral reserve estimates set out in the table above have been prepared by Bret C. Swanson, MAusIMM, of SRK, who is a qualified person under NI 43-101. The mineral reserves are classified as proven and probable and are based on the CIM Standards.

7.	Reserves based on a gold price of $750 per ounce.
8.	Full mining recovery is assumed.
9.

The mineral resource estimates set out in the table above have been prepared by Leah Mach, C.P.G., M.Sc., Principal Resource Geologist of SRK, who is a qualified person under NI 43-101. The mineral resources are classified as measured, indicated and inferred and are based on the CIM Standards.

10.	Mine reserves are diluted along mineralized boundary to block model SMU of 10mx10mx6m.
11.

An internal CoG of 0.35g/tAu was used on Saprolite Rock within the pit design; an internal CoG of 0.37g/t-Au was used on Transition Rock within the pit design; an internal CoG of 0.41g/t-Au was used on Fresh Rock within the pit design.

12.	Internal CoG determination includes metallurgical recoveries of 95% in Saprolite, 93% in Transition, and 91% in Fresh ore.
13.

Saprolite is rock between topography and an interpreted floor surface marking the change from highly to moderately weathered rock; Transition is rock between an (upper) interpreted Saprolite floor surface and an interpreted moderately weathered rock floor surface; and Fresh rock is rock below an (upper) interpreted Transition floor surface.

14.	Gold ounces do not include metallurgical recovery losses.
15.	Based on 0.3 grams per tonne cut-off grade.
16.	Numbers have been rounded.

SANDSTORM GOLD LTD. | 20

For the Santa Elena Mine:

17.	Santa Elena Mineral Resources are exclusive of Mineral Reserves.
18.	Santa Elena Reserves are reported as of August 2008.
19.	Santa Elena Resources are reported as of January 2009.
20.

The mineral reserve estimates set out in the table above have been prepared by Graham G. Clow, P.Eng., Principal Mining Engineer at SWRPA, David W. Rennie, P.Eng., Principal Geologist at SWRPA, and C. Stewart Wallis, P.Geo., Associate Consulting Geologist at SWRPA, whom are independent qualified persons under NI 43-101. The mineral reserves are classified as probable and are based on the CIM Standards.

21.	Mineral reserves are estimated at a cut-off grade of 0.5 grams of gold per tonne.
22.	Mineral reserves are estimated using a long-term gold price of $765 per ounce, a long-term silver price of $11.95 per ounce and a US$/peso exchange rate of 1:10.58.
23.

The mineral resource estimates set out in the table above have been prepared by Nathan Eric Fier, C.P.G., P.Eng., Chief Operating Officer of SilverCrest, who is a qualified person under NI 43-101. The mineral resources are classified as indicated and inferred and are based on the CIM Standards.

24.	Composites capped at 12 grams of gold per tonne and 300 grams of silver per tonne.
25.	Cut-off grade of 0.5 grams of gold equivalent per tonne.
26.	Numbers have been rounded.
27.	Mineral resources are estimated at a cut-off grade of 0.5 g/t Au equivalent at a ratio of 64:1 using a 100% metallurgical recovery.
28.	Underground mineral resources are estimated at a cut-off grade of 1.75 g/t Au equivalent at a ratio of 83:1 (Ag:Au) using a 94% Au recovery and 80% Ag recovery.
29.	Mineral resources are estimated using a long-term gold price of $850 per ounce, a long-term silver price of $12 per ounce and a US$/peso exchange rate of 1:10.58.
30.	Minimum mining width of 2 metres.

For the Ming Mine:
31.	Ming Mineral Reserves are fully included in the Mineral Resources.
32.	Ming Reserves and Resources are reported as of August 9, 2010.
33.	The mineral reserves have been reviewed and verified by George Darling, P.Eng., who is a qualified person under NI 43-101.
34.	The mineral resource estimates have been reviewed and verified by Dave Barbour, P.Geo., who is a qualified person under NI 43-101.
35.	No inferred material is included in the reserve tabulation.
36.	An underground cut-off was set at $70 per tonne for all longhole mining methods.
37.	Cut-off reserves are based on 15% dilution, 90% mining recovery, copper recovery of 92.4%, and gold recovery of 66.4%.
38.	Cut-off grades of 1.0 per cent copper for the massive sulphides, 1.25 grams per tonne of gold for the 1806 zone, and 1.25 per cent copper for the stringer sulphides.
39.	Mineral resources are estimated using long-term prices of $2.50 per pound of copper, $1,000 per ounce of gold, and $15 per ounce of silver. Zinc does not contribute to the revenues.
40.	Numbers have been rounded,

SANDSTORM GOLD LTD. | 21

For the Black Fox Mine:

41.	Black Fox Mineral Reserves are fully included in the Mineral Resources.
42.	Black Fox Reserves and Resources are reported as of October 31, 2010.
43.	The mineral reserves and resources have been reviewed and verified by Tim Maunula, P. Geo., who is a qualified person under NI 43-101.
44.	Cut-off grade for the open-pit reserves and resources is 0.88 g/t Au.
45.	Cut-off grade for the underground reserves and resources is 2.54 g/t Au.
46.	Metal prices used for initial cut-off calculations are $1,150 per ounce for 88% of the gold sold and $500 per ounce of gold sold through the Black Fox Gold Stream.
47.

The estimated underground reserves include 10% unplanned dilution at 0 g/t from the backfill and 15% planned dilution at 1 g/t from the walls for a total dilution of 25%. The estimated open pit reserves include 30% dilution at 0 g/t and a 95% mining recovery factor for both. The higher average gold grades for the open pit and underground in the Indicated Resources compared to the Probable Reserves are the result of no dilution being applied to Indicated Resources.

48.	The mineral resources were estimated using the ordinary kriging method.
49.

The mineral reserves were estimated from the life of mine plan, which defined sustaining capital requirements and mine operating costs, to demonstrate that these reserves can be economically extracted and processed. Mining losses and dilution were determined based on sub-surface geotechnical conditions, the mining method and equipment capabilities for each area of the mine.

50.	Contained metal in estimated reserves remains subject to metallurgical recovery losses.

For the Bachelor Lake Mine:
51.	Bachelor Lake Mineral Reserves are fully included in the Mineral Resources.
52.	Bachelor Lake Reserves and Resources are reported as of December, 2010.
53.	The mineral reserves and resources have been reviewed and verified by Pascal Hamelin, P. Eng., Ing, who is a qualified person under NI 43-101.
54.	The underground mineral reserves have been calculated using a cut-off grade of 3.43 g/t, recovery of 90%, and dilution of 10% in the stoping areas.

CAUTIONARY LANGUAGE REGARDING RESERVES AND RESOURCES

For further details regarding the Aurizona Mine, the Ming Mine, the Black Fox Mine, or the Bachelor Lake Mine, refer to the NI 43-101 Technical Reports, available under the Company’s profile at www.sedar.com. For further details regarding the Santa Elena Project, refer to the Pre-Feasibility Study and the Technical Report for the Santa Elena Project, available under the Company’s profile at www.sedar.com. Mineral Resources which are not Mineral Reserves, do not have demonstrated economic viability.

SANDSTORM GOLD LTD. | 22

FORWARD LOOKING STATEMENTS

This MD&A contains “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation. Forward-looking information is provided as of the date of this MD&A and Sandstorm does not intend, and does not assume any obligation, to update this forward-looking information, except as required by law.

Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking information is based on reasonable assumptions that have been made by Sandstorm as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; delays in the construction of the Ming Mine or Bachelor Lake Mine; the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of minerals; industry conditions, including fluctuations in the price of metals, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Sandstorm; stock market volatility; competition; as well as those factors discussed in the section entitled “Risks to Sandstorm” herein.

Forward-looking information in this MD&A includes, among other things, disclosure regarding: Sandstorm’s existing six Gold Streams well as its future outlook, the mineral reserve and mineral resource estimates for each of the Aurizona Mine, the Santa Elena Mine, the Ming Mine, the Black Fox Mine, and the Bachelor Lake Mine. Forward-looking information is based on assumptions management believes to be reasonable, including but not limited to the continued operation of the mining operations from which Sandstorm will purchase gold, no material adverse change in the market price of commodities, that the mining operations will operate in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out therein.

Although Sandstorm has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information.

SANDSTORM GOLD LTD. | 23

Deloitte & Touche LLP
2800 - 1055 Dunsmuir Street
4 Bentall Centre
P.O. Box 49279
Vancouver BC V7X 1P4
Canada

Tel: 604-669-4466
Fax: 604-685-0395
www.deloitte.ca

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of Sandstorm Gold Ltd. (formerly Sandstorm Resources Ltd.)

We have audited the accompanying consolidated financial statements of Sandstorm Gold Ltd. (formerly Sandstorm Resources Ltd.), which comprise the consolidated balance sheet as at December 31, 2010, and the consolidated statements of operations and comprehensive income, shareholders’ equity and cash flows for the year then ended, and the notes to the consolidated financial statements.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.

SANDSTORM GOLD LTD. | 24

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Sandstorm Gold Ltd. (formerly Sandstorm Resources Ltd.) as at December 31, 2010 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

Other matter

The consolidated balance sheet as at December 31, 2009 and the consolidated statements of operations and comprehensive income, shareholders’ equity and cash flows for the nine months then ended were audited by another auditor who issued an unmodified opinion on February 9, 2010.

Chartered Accountants

Vancouver, Canada

March 3, 2011

SANDSTORM GOLD LTD. | 25

[Sandstorm Gold Logo]

CONSOLIDATED BALANCE SHEETS

Expressed in U.S. dollars (000s)

		December 31,	December 31,
ASSETS	Note	2010	2009

Current
Cash		$28,533	$36,709
Receivables		136	25
Prepaid expenses		21	27

		28,690	36,761

Deferred charges and other		34	3
Future income tax asset	8	2,438	—
Mineral interests	6	100,570	37,373

		$131,732	$74,137

LIABILITIES

Current
Accounts payable and accrued liabilities		$806	$570

SHAREHOLDERS’ EQUITY

Share capital	7	107,740	57,364
Contributed surplus	7	20,474	15,890
Accumulated other comprehensive loss		(213)	(213)
Retained earnings		2,925	526

		130,926	73,567

		$131,732	$74,137

Contractual obligations (Note 13)

Subsequent Event (Note 15)

ON BEHALF OF THE BOARD:

“Nolan Watson”                 , Director

“David DeWitt”                 , Director

– The accompanying notes are an integral part of these consolidated financial statements –

SANDSTORM GOLD LTD. | 26

[Sandstorm Gold Logo]

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

Expressed in U.S. dollars (000s)

		Year ended	Nine months ended
	Note	December 31, 2010	December 31, 2009

Sales		$3,148	$-

Cost of sales		919	-

Depletion		344	-

		(1,263)	-

Earnings from operations		1,885	-

Expenses
Exploration		-	174
General and administrative		1,252	705
Professional fees		155	140
Project evaluation		274	79
Spin-out of Sandstorm	14	241	-
Metals & Energy fees
Stock-based compensation	7	589	459

Total expenses		(2,511)	(1,557)

Other items

Foreign exchange gain		1,376	2,528
Interest income		96	32

Total other items		1,472	2,560

Income before taxes		846	1,003

Future income tax recovery	8	1,553	-

Income and comprehensive income for the period		$2,399	$1,003

Basic earnings per share		$0.01	$0.01
Diluted earnings per share		$0.01	$0.01

Weighted average number of common shares

Basic	7	252,554,473	156,042,017
Diluted	7	275,090,478	165,991,253

– The accompanying notes are an integral part of these consolidated financial statements –

SANDSTORM GOLD LTD. | 27

[Sandstorm Gold Logo]

CONSOLIDATED STATEMENTS OF CASH FLOWS

Expressed in U.S. dollars (000s)

		Year ended	Nine months ended
	Note	December 31, 2010	December 31, 2009

Cash provided by (used in):

Operating activities

Income for the period		$2,399	$1,003

Items not affecting cash:

Depreciation and depletion		347	1

Future income tax recovery		(1,553)

Exploration expense paid by share issuance		-	44

Stock-based compensation		589	459

Unrealized foreign exchange and realized foreign exchange on cash		(1,375)	(2,597)

Changes in non-cash working capital	9	56	206

		463	(884)

Investing Activities

Mineral Interests		(63,510)	(34,151)

Fixed Assets		-	(2)

Deferred charges – potential mineral interests		(4)	-

		(63,514)	(34,153)

Financing activities

Share and warrant issue proceeds		58,839	73,825

Warrants and options exercised		2,566	20

Share issuance costs		(4,417)	(5,484)

Spin-out of shares held in Sandstorm Metals &		(493)	-

Energy Ltd. to shareholders – cash payment

		53,495	68,361

Effect of exchange rate changes on cash		1,380	2,592

Net (decrease) increase in cash		(8,176)	35,916

Cash – beginning of period		36,709	793

Cash - end of period		$28,533	$36,709

See Note 9 for supplemental cash flow information

– The accompanying notes are an integral part of these consolidated financial statements –

SANDSTORM GOLD LTD. | 28

[Sandstorm Gold Logo]

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

Expressed in U.S. dollars (000s)

	Common Shares		Contributed Surplus				Accumulated
						Retained	Other
					Compensation	Earnings	Comprehensive
	Number	Amount	Options	Warrants	Warrants	(Deficit)	Loss	Total

At March 31, 2009[1]	17,926,000	$ 1,060	$ 8	$ 442	$ -	$ (477)	$ (213)	$ 820
Public offering	198,688,380	60,877	-	12,948	-	-	-	73,825
Compensation	-		-	-		-	-	-
warrants issued		(2,045)			2,045
Share issue costs	-	(5,716)	-	-	-	-	-	(5,716)
Shares issued for	9,000,000	3,112	-	-	-	-	-	3,112
mineral interests
Shares issued for	100,000	45	-	-	-	-	-	45
option payment
Options exercised	60,000	10	(5)	-	-	-	-	5
Warrants	164,000	21	-	(7)	-	-	-	14
exercised
Stock based compensation	-	-	459	-	-	-	-	459
Net income	-	-	-	-	-	1,003	-	1,003

At December 31, 2009	225,938,380	$ 57,364	$ 462	$ 13,383	$ 2,045	$ 526	$ (213)	$ 73,567
Public offering	78,768,100	51,409	-	4,430	-	-	-	55,839
Spin-out of	-	(502)	-	-	-	-	-	(502)
subsidiary
Share issue costs	-	(4,417)	-	-	-	-	-	(4,417)
Future income tax	-	885	-	-	-	-	-	885
recovery of issue costs
Options exercised	6,667	3	-	-	-	-	-	3
Warrants	13,350,000	2,998	-	(435)	-	-	-	2,563
exercised
Stock based compensation	-	-	589	-	-	-	-	589
Net income	-	-	-	-	-	2,399	-	2,399

At December 31, 2010	318,063,147	$107,740	$1,051	$ 17,378	$ 2,045	$ 2,925	$ (213)	$130,926

As at December 31, 2010, the total retained earnings and accumulated other comprehensive loss was $2,712 (December 31, 2009 - $313).

1) Translated (Note 4)

– The accompanying notes are an integral part of these consolidated financial statements –

SANDSTORM GOLD LTD. | 29

[Sandstorm Gold Logo]	(Formerly Sandstorm Resources Ltd.)	DECEMBER 31, 2010 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS EXPRESSED IN U.S. DOLLARS

1.     NATURE OF OPERATIONS

Sandstorm Gold Ltd. (“Sandstorm” or “the Company”) was incorporated under the Business Corporations Act of British Columbia on March 23, 2007 under the name Sandstorm Resources Ltd. Effective February 17, 2011, the Company changed its name to Sandstorm Gold Ltd. The Company is a resource based company that seeks to acquire gold streams (“Gold Streams”) from companies that have advanced stage development projects or operating mines. In return for making upfront payments to acquire a Gold Stream, Sandstorm receives the right to purchase, at a fixed price per ounce, a percentage of a mine’s gold production for the life of the mine.

The head office, principal address and registered office of the Company are located at Suite 1050, 625 Howe Street, Vancouver, British Columbia, V6C 2T6.

2.     SIGNIFICANT ACCOUNTING POLICIES

A)  BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

The Company changed its fiscal year-end date to be December 31, resulting in a nine-month transition year from April 1, 2009 to December 31, 2009. The Company’s reporting currency has been changed effective April 1, 2009 from the Canadian dollar to the U.S. dollar.

B)  PRINCIPLES OF CONSOLIDATION

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries Sandstorm Gold (Barbados) Limited, Sandstorm Gold (Canada) Ltd, Sandstorm Gold (Canada) Holdings Ltd., and Sandstorm Gold (US) Inc. All intercompany transactions and balances have been eliminated.

C)  USE OF ESTIMATES

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and related notes to the financial statements. Significant areas where management’s judgment is applied are future income taxes and the recognition, impairment, and depletion expense of mineral interests, and the allocation between depletable and non-depletable mineral interests. Actual results may differ from those estimates.

D)  FOREIGN CURRENCY TRANSLATION

The reporting and the functional currency of the Company and its subsidiaries is the U.S. dollar as this is the principal currency of the economic environment in which they operate. Transactions in foreign currencies are initially recorded at the functional currency rate at the date of transaction. Monetary assets and liabilities denominated in foreign currencies are translated using the functional currency rate as at the reporting date.

SANDSTORM GOLD LTD. | 30

[Sandstorm Gold Logo]	(Formerly Sandstorm Resources Ltd.)	DECEMBER 31, 2010 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS EXPRESSED IN U.S. DOLLARS

E)  FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, receivables, and accounts payable and accrued liabilities. All financial instruments are initially recorded at fair value and designated as follows:

Cash is classified as “Held-for-Trading”. Receivables are classified as “Loans and Receivables”. Due to their short-term nature and capacity for prompt liquidation, their fair value equals their carrying value. Accounts payable and accrued liabilities are classified as “Other Financial Liabilities”. These financial liabilities are recorded at values that approximate their amortized cost using the effective interest method.

All gains and losses as a result of changes in fair value of held-for-trading assets are included in net income in the year they occur.

F)   MINERAL INTERESTS

Agreements for which settlements are called for in gold, the amount of which is based on production at the mines, are recorded at cost. The cost of these assets is separately allocated to reserves, resources, and exploration potential. The value allocated to reserves is classified as depletable and is depreciated on a unit-of-delivered basis over the estimated recoverable proven and probable reserves at the mine corresponding to the specific agreement. The value associated with resources and exploration potential is the value beyond proven and probable reserves at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category as a result of the conversion of resources or exploration potential into reserves.

Evaluation of the carrying values of each mineral interest agreement are undertaken each year and when events or changes in circumstances indicate that the carrying values may not be recoverable to determine if estimated undiscounted future net cash flows are less than the carrying value. Estimated undiscounted future net cash flows are calculated using estimated production, sales prices, and purchase costs. If it is determined that the future net cash flows from an operation are less than the carrying value then a write-down is recorded with a charge to operations.

Exploration costs are expensed as incurred.

G)  INCOME TAXES

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used are those that are enacted or substantively enacted by the reporting date.

The liability method is used for determining future income taxes. Under the liability method, the change in the net future income tax asset or liability is included in income. The income tax effects of differences in accordance with Company accounting practices, and the periods they

SANDSTORM GOLD LTD. | 31

[Sandstorm Gold Logo]	(Formerly Sandstorm Resources Ltd.)	DECEMBER 31, 2010 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS EXPRESSED IN U.S. DOLLARS

are recognized for income tax purposes, as well as the benefit of losses available to be carried forward to future years, are reflected as future income tax assets or liabilities. Future income tax assets and liabilities are measured using the substantively enacted statutory income tax rates which are expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. A valuation allowance is recorded against any future tax asset if it is not more likely than not to be realized.

H)  SHARE CAPITAL

The proceeds from the issue of units are allocated between common shares and common share purchase warrants on a pro-rata basis based on relative fair values. The fair value of common shares is based on the market closing price on the date the units are issued and the fair value of common share purchase warrants is determined using the quoted market price or if the warrants are not traded, the Black-Scholes pricing model.

Equity instruments issued to agents as financing costs are measured at their fair value at the date of grant.

I)    REVENUE RECOGNITION

Revenue from the sale of precious metals is recognized when persuasive evidence of an arrangement exists, title and risk passes to the buyer, collection is reasonably assured and the price is reasonably determinable. Revenue from the sale of gold may be subject to adjustment upon final settlement of estimated metal prices, weights, and assays. Adjustments to revenue from metal prices are recorded monthly and other adjustments are recorded on final settlement.

J)   EARNINGS PER SHARE

Basic earnings per share is computed by dividing the net income available to common shareholders by the weighted average number of common shares issued and outstanding during the period. Diluted earnings per share is calculated using the treasury method which assumes that outstanding share purchase options and warrants, with an average market price that exceeds the average exercise prices of the options and warrants for the period, are exercised and the proceeds are used to repurchase shares of the Company at the average market price of the common shares for the period.

K)  STOCK-BASED COMPENSATION

All stock-based awards are measured and recognized at their fair value determined using the Black-Scholes option pricing model. For employees, the fair value of the options is measured at the date of the grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete, the date the performance commitment is reached, or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For employees and non-employees, the fair value of options is accrued and charged to operations on a graded basis over the vesting period with the offsetting credit to contributed surplus. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

SANDSTORM GOLD LTD. | 32

[Sandstorm Gold Logo]	(Formerly Sandstorm Resources Ltd.)	DECEMBER 31, 2010 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS EXPRESSED IN U.S. DOLLARS

Forfeitures are estimated at grant date and revised for actual experiences in subsequent periods. No expense is recognized for awards that do not ultimately vest.

L)   CHANGES IN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

In January 2009, the Canadian Institute of Chartered Accountants (“CICA”) issued Handbook Sections 1582 – Business Combinations, 1601 – Consolidated Financial Statements, and 1602 – Non-Controlling Interests. Section 1582 replaces Section 1581 – Business Combinations and establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”). Sections 1601 and 1602 replace Section 1600 – Consolidated Financial Statements. Section 1601 provides revised guidance on the preparation of consolidated financial statements and Section 1602 addresses accounting for non-controlling interests in consolidated financial statements subsequent to a business combination.

These standards are effective January 1, 2011. Early adoption of the Sections is permitted but all three Sections must be adopted at the same time.

In June 2009, the CICA amended Handbook Section 3855 to clarify the application of the effective interest method after a debt instrument has been impaired and when an embedded prepayment option is separated from its host debt instrument at initial recognition for accounting purposes. The amendments are effective January 1, 2011. Early adoption is permitted.

The Company has elected to early adopt the above changes in accounting policies effective January 1, 2010. The early adoption of these changes had no material impact on the Company.

3.     FUTURE CHANGES IN ACCOUNTING POLICIES

The Company is required to adopt IFRS on January 1, 2011 which will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010 and as of January 1, 2010.

4.     CHANGE IN FUNCTIONAL AND REPORTING CURRENCY

Effective April 1, 2009, the Company changed from a Canadian dollar functional and reporting currency to a U.S. dollar functional and reporting currency. All subsidiaries of the Company measure transactions in a U.S. dollar functional currency. As a result, all comparative amounts were restated to the U.S. dollar. Comparative assets and liabilities were translated using the closing rate at the balance sheet date and comparative equity, income, and expenses were translated at the exchange rates at the dates of the transactions. All resulting exchange differences were recognized in other comprehensive loss.

SANDSTORM GOLD LTD. | 33

[Sandstorm Gold Logo]		DECEMBER 31, 2010
	[Formerly Sandstorm Resources Ltd.]	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN U.S. DOLLARS

5. FAIR VALUE OF FINANCIAL INSTRUMENTS

FAIR VALUE HIERARCHY

The fair value hierarchy established by amended CICA Handbook Section 3862, Financial Instruments – Disclosures, establishes three levels to classify the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liabilities.

Level 3 – Prices or valuation techniques that require inputs that are both significant to fair value measurement and unobservable (supported by little or no market activity).

As at December 31, 2010, cash was classified under Level 1.

CAPITAL RISK MANAGEMENT

The Company’s objective of capital management is to ensure that it will be able to continue as a going concern and identify, evaluate, and acquire Gold Streams. The capital of the Company consists of shareholders’ equity. The Company is meeting its capital risk objectives by raising, from time to time, the required funds. The Company expects to continue to raise funds to continue meeting its capital management objectives. The Company is not subject to externally imposed capital requirements.

CREDIT RISK

The Company credit risk is limited to cash and trade receivables held in the ordinary course of business. The Company sells gold exclusively to large corporations with strong credit ratings and the balance of trade receivables owed the Company in the ordinary course of business is not significant. Therefore, the Company is not exposed to significant credit risk and overall, the Company’s credit risk has not changed significantly from the prior year.

CURRENCY RISK

The Company is exposed to the fluctuations of the Canadian to U.S. dollar as from time to time, it completes equity financings denominated in the Canadian dollar and trades the Canadian dollar proceeds to the U.S. dollar. During the year ended December 31, 2010, conversion of the Canadian dollar to the U.S. dollar from equity financing resulted in a foreign exchange gain of $1.4 million (nine months ended December 31, 2009 - $2.4 million). As of December 31, 2010 and December 31, 2009, the Company held an insignificant portion of its financial instruments in Canadian dollars and was not exposed to significant currency risk.

SANDSTORM GOLD LTD. | 34

[Sandstorm Gold Logo]		DECEMBER 31, 2010
	[Formerly Sandstorm Resources Ltd.]	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN U.S. DOLLARS

OTHER RISKS

The Company is not subject to significant interest rate, liquidity, or other price risks and the Company’s exposures to these risks has not changed significantly from the prior year.

6. MINERAL INTERESTS

		December 31, 2010			December 31, 2009

		Accumulated			Accumulated
(in 000s)	Cost	Depletion	Net	Cost	Depletion	Net
Aurizona, Brazil	$ 19,977	$ (295)	$ 19,682	$ 19,963	$ -	$ 19,963
Black Fox, Canada	56,470	-	56,470
Ming, Canada	7,062	-	7,062	-	-	-
Santa Elena, Mexico	13,342	(42)	13,300	13,346	-	13,346
Summit, U.S.A.	4,063	(7)	4,056	4,054	-	4,054
Other	-	-	-	10	-	10
Total	$ 100,914	$ (344)	$ 100,570	$ 37,373	$ -	$ 37,373

The value allocated to reserves is classified as depletable and is depreciated on a units-of-delivered basis over the estimated recoverable proven and probable reserves at the mine. The value associated with resources and exploration potential is the value beyond proven and probable reserves allocated at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category, generally as a result of the conversion of resources or exploration potential into reserves.

		December 31, 2010			December 31, 2009

		Non-			Non-
(in 000s)	Depletable	depletable	Total	Depletable	depletable	Total
Aurizona	$ 16,727	$ 2,955	$ 19,682	$ 16,936	$ 3,027	$ 19,963
Black Fox	53,088	3,382	56,470	-	-	-
Ming	5,008	2,054	7,062	-	-	-
Santa Elena	10,105	3,195	13,300	10,150	3,196	13,346
Summit	4,056	-	4,056	4,054	-	4,054
Other	-	-	-	-	10	10
Total	$ 88,984	$ 11,586	$ 100,570	$ 31,140	$ 6,233	$ 37,373

MING GOLD STREAM

On March 4, 2010 and amended on August 31, 2010, the Company entered into an agreement to purchase approximately 25% of the first 175,000 ounces of gold produced and 12% of the life of mine gold produced thereafter, from Rambler Metals & Mining plc’s (“Rambler”) Ming mine, located in Canada (the “Ming Mine”). In the event that the metallurgical recoveries of gold at the Ming Mine are below 85%, the percentage of gold that Sandstorm shall be entitled to purchase shall be increased proportionally.

SANDSTORM GOLD LTD. | 35

[Sandstorm Gold Logo]		DECEMBER 31, 2010
	[Formerly Sandstorm Resources Ltd.]	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN U.S. DOLLARS

For consideration, the Company paid $5.0 million on March 10, 2010, $2.0 million on September 7, 2010, $7.0 million on January 6, 2011 and a further instalments of $6.0 million will be paid to Rambler upon receipt of all necessary permits required to construct and operate the Ming Mine. The Company will make no ongoing payments per ounce of gold.

Rambler has provided to the Company the following completion guarantees: (i) that the Ming Mine will begin gold production by September 4, 2011 or Rambler will be required to fully refund the $20.0 million upfront deposit plus 8% interest, compounded annually, (ii) that within 24 months of commencement of production, Rambler will have produced and sold a minimum of 24,000 ounces of payable gold or the Company will have the option to require a partial refund of the upfront deposits, and (iii) that the Company will receive minimum cash flows from the contract of $3.6 million in the first year of production, $3.6 million in the second year of production, and $3.1 million in the third year of production.

BLACK FOX GOLD STREAM

On November 9, 2010, the Company entered into an agreement (the “Brigus Gold Stream”) to purchase 12% of the life of mine gold produced from Brigus Gold Corp.’s (“Brigus”) open pit and underground Black Fox mine, located in Canada (the “Black Fox Mine”) and 10% of the life of mine gold produced from Brigus’ Black Fox extension, which includes a portion of Brigus’ Pike River concessions, for $56.3 million as an upfront payment plus ongoing per ounce payments equal to the lesser of $500 (subject to an inflationary adjustment beginning in 2013, not to exceed 2% per annum) and the then prevailing market price per ounce of gold.

Brigus has the option until January 1, 2013 to repurchase up to 50% of the Brigus Gold Stream by making a $6.1 million payment per 1% increment payment to the Company, upon receipt of which, the percentage of gold the Company is entitled to purchase will decrease. If Brigus exercises the option in full, it will make a $36.6 million payment to the Company and the percentage of gold the Company is entitled to purchase will decrease to 6% for the Black Fox Mine and 4.5% for the Black Fox extension.

OTHER GOLD STREAMS

The Company has a Gold Stream agreement to purchase 17% of the life of mine gold produced from Luna Gold Corp.’s open-pit Aurizona mine, located in Brazil (the “Aurizona Mine”).

The Company has a Gold Stream agreement to purchase 20% of the life of mine gold produced from SilverCrest Mines Inc.’s open-pit Santa Elena mine, located in Mexico (the “Santa Elena Mine”).

The Company has a Gold Stream agreement to purchase 50% of the first 10,000 ounces of gold produced, and 22% of the life of mine gold produced thereafter, from Santa Fe Gold Corporation’s Summit mine, located in the United States of America (the “Summit Mine”).

SANDSTORM GOLD LTD. | 36

[Sandstorm Gold Logo]		DECEMBER 31, 2010
	[Formerly Sandstorm Resources Ltd.]	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN U.S. DOLLARS

7. SHARE CAPITAL AND CONTRIBUTED SURPLUS

A) SHARES ISSUED

PUBLIC OFFERING – APRIL 23, 2009

On April 23, 2009 the Company completed an equity offering of 116,909,580 subscription receipts at a price of C$0.40 per subscription receipt for gross proceeds of C$46.8 million ($38.1 million). On May 22, 2009, each subscription receipt was automatically converted, without additional consideration, into one common share of the Company and one-half of a share purchase warrant. Each whole warrant entitles the holder to purchase one common share at a price of $0.60 until April 23, 2014. The fair value attributable to the common shares was $32.7 million.

In connection with the public offering, the Company paid agent fees of C$2.8 million ($2.3 million), representing 6% of the gross proceeds. Additionally, the Company issued 7,014,574 Compensation Warrants to the agents, representing 6% of the number of subscription receipts issued. Each Compensation Warrant entitles the holder to acquire one unit comprised of one common share of the Company and one-half of a share purchase warrant. Each Compensation Warrant has an exercise price of $0.33 and each full share purchase warrant issued upon exercise of the Compensation Warrants will entitle the holder to purchase one common share at a price of $0.60 until April 23, 2014. The Compensation Warrants had a fair value of $2.0 million.

PUBLIC OFFERING – OCTOBER 14, 2009

On October 14, 2009 the Company completed a public offering of 81,778,800 units at a price of C$0.45 per unit, for gross proceeds of C$36.8 million ($35.8 million). Each unit was comprised of one common share of the Company and one-half of one common share purchase warrant. Each whole warrant is exercisable for one common share of the Company at a price of $0.60 until April 23, 2014. In connection with this offering, the Company paid agent fees of C$2.6 million ($2.5 million), representing 7% of the gross proceeds. The fair value attributed to the common shares was $28.2 million.

PUBLIC OFFERING – OCTOBER 19, 2010

On October 19, 2010, the Company completed a public offering of 78,768,100 units at a price of C$0.73 per unit for gross proceeds of C$57.5 million ($55.8 million). Each unit was comprised of one common share of the Company and one-quarter of one common share purchase warrant. Each whole warrant is exercisable into one common share at a price of $1.00 until October 19, 2015. The Company paid underwriter fees of C$4.0 million ($3.9 million) representing 7% of the gross proceeds. The fair value attributed to the common shares was $51.4 million.

SANDSTORM GOLD LTD. | 37

[Sandstorm Gold Logo]		DECEMBER 31, 2010
	[Formerly Sandstorm Resources Ltd.]	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN U.S. DOLLARS

B) STOCK OPTIONS

The Company has an incentive stock option plan (the “Option Plan”) whereby the Company may grant stock options to eligible employees, officers, directors and consultants at an exercise price, expiry date, and vesting conditions to be determined by the board of directors. The maximum expiry date is five years from the grant date. All options are equity settled. The Option Plan provides for the issuance of up to 10% of the Company’s issued common shares as at the date of the grant.

During the year ended December 31, 2010, the Company granted 6,980,000 (2009 – 5,320,000) options to employees with a weighted average exercise price of C$0.68 (2009 – C$0.44) per option. The options vest over a weighted average period of 1.5 years with a fair value of $1.5 million (2009 - $0.7 million with vesting over 2.0 years). The weighted-average grant-date fair value per employee option of $0.22 (2009 - $0.11) was determined using the Black-Scholes option valuation model with the following weighted-average assumptions:

	December 31, 2010	December 31, 2009
Share and exercise price	C$0.68	C$0.44
Expected dividend yield	0.00%	0.00%
Expected volatility	47%	45%
Risk-free interest rate	1.57%	1.85%
Expected life of options	3 years	3 years

A summary of the Company’s options, which includes options issued under the Company’s stock option plan at December 31, 2010 and the changes for the year are as follows:

		Weighted average
	Number of options	exercise price (C$)
Options outstanding at March 31, 2009	100,000	0.10
Granted	6,320,000	0.44
Exercised	(60,000)	0.10
Forfeited	(10,000)	0.45
Options outstanding at December 31, 2009	6,350,000	0.44
Granted	6,980,000	0.68
Exercised	(6,667)	0.45
Forfeited	(3,333)	0.45
Options outstanding at December 31, 2010	13,320,000	0.57

SANDSTORM GOLD LTD. | 38

[Sandstorm Gold Logo]		DECEMBER 31, 2010
	[Formerly Sandstorm Resources Ltd.]	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN U.S. DOLLARS

A summary of the Company’s options as of December 31, 2010 is as follows:

Number	Vested	Price per Share (C$)	Expiry Date
40,000	40,000	0.10	July 31, 2012
3,600,000	2,400,000	0.45	June 16, 2014
700,000	466,667	0.44	July 6, 2014
2,000,000	1,333,334	0.435	July 28, 2014
100,000	33,334	0.67	May 19, 2015
6,880,000	-	0.68	November 26, 2015
13,320,000	4,273,335

The weighted average exercise price for exercisable options at December 31, 2010 was C$0.44.

A summary of stock-based compensation recognized is as follows:

	Year ended	Nine months ended
(in 000s)	December 31, 2010	December 31, 2009
Employees	$ 443	$ 365
Non-employees	146	94
	$ 589	$ 459

Stock-based compensation for options granted to non-employees during the period were revalued using the Black-Scholes option valuation model with the following weighted-average assumptions:

	Year ended	Nine months ended
	December 31, 2010	December 31, 2009
Share price	C$0.77	C$0.47
Exercise price	C$0.45	C$0.45
Expected dividend yield	0.00%	0.00%
Expected stock price volatility	48%	44%
Risk-free interest rate	1.92%	1.74%
Expected life of options	1.9 years	2.7 years

SANDSTORM GOLD LTD. | 39

[Sandstorm Gold Logo]		DECEMBER 31, 2010
	[Formerly Sandstorm Resources Ltd.]	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN U.S. DOLLARS

C)  SHARE PURCHASE WARRANTS

On April 23, 2009, the Company granted 58,454,790 warrants in connection with its public offering described in Note 7a. The fair value attributable to the warrants was $5.4 million. The fair value of the warrants was determined using the Black-Scholes option valuation model using the following assumptions:

December 31, 2009
Share and exercise price	$0.60
Expected dividend yield	0.00%
Expected volatility	51%
Risk-free interest rate	1.78%
Expected life of warrants	5 years

On October 14, 2009, the Company granted 40,889,396 warrants in connection with its public offering described in Note 7a. The fair value attributed to the warrants was $7.5 million. The fair value of the warrants was determined using quoted market prices of both the common shares and warrants on the date of issue.

On October 19, 2010, the Company granted 19,692,025 warrants in connection with its public offering described in Note 7a. The fair value attributed to the warrants was $4.4 million. The fair value of the warrants was determined using the Black-Scholes option valuation model using the following assumptions:

December 31, 2010
Share price	$0.67
Exercise price	$1.00
Expected dividend yield	0.00%
Expected volatility	50%
Risk-free interest rate	2.41%
Expected life of warrants	5 years

SANDSTORM GOLD LTD. | 40

[Sandstorm Gold Logo]		DECEMBER 31, 2010
	[Formerly Sandstorm Resources Ltd.]	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN U.S. DOLLARS

A summary of the Company’s warrants and the changes for the period are as follows:

Number of Warrants
Warrants outstanding at March 31, 2009	13,514,000
Issued	99,344,186
Exercised	(164,000)
Warrants outstanding at December 31, 2009	112,694,186
Issued	19,692,025
Exercised	(13,350,000)
Warrants outstanding at December 31, 2010	119,036,211

A summary of the Company’s warrants as of December 31, 2010 is as follows:

Number	Price per Share	Expiry Date
99,344,186	$0.60	April 23, 2014
19,692,025	$1.00	October 19, 2015
119,036,211

On March 22, 2010, all warrants held in escrow were released. As of December 31, 2010, there were nil warrants held in escrow (December 31, 2009 - 4,428,000).

D) ESCROW SHARES

On March 22, 2010, all common shares held in escrow were released. As of December 31, 2010, there were no shares held in escrow (December 31, 2009 - 5,592,000).

E) DILUTED EARNINGS PER SHARE

Diluted earnings per share is calculated based on the following weighted average number of shares outstanding:

	Year ended	Nine months ended
	December 31, 2010	December 31, 2009
Basic weighted average number of	252,554,473	156,042,017
shares
Effect of dilutive securities
Compensation warrants - shares	4,182,566	2,087,250
Compensation warrants - warrants	220,135	--
Stock options	2,455,229	157,689
Warrants	15,678,075	7,704,297
Diluted weighted average number of common shares	275,090,478	165,991,253

SANDSTORM GOLD LTD. | 41

[Sandstorm Gold Logo]		DECEMBER 31, 2010
	[Formerly Sandstorm Resources Ltd.]	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN U.S. DOLLARS

The following were excluded from the computation of diluted weighted average number of common shares as they were anti-dilutive:

	Year ended	Nine months ended
	December 31, 2010	December 31, 2009
Compensation warrants - warrants	--	3,507,287
Warrants	19,692,025	99,344,186

8.  INCOME TAXES

The income tax expense differs from the amount that would result from applying the federal and provincial income tax rate to the net income before income taxes. These differences result from the following items:

	Year ended	Nine months ended
(in 000s)	December 31, 2010	December 31, 2009
Income before income taxes	$846	$1,003
Canadian federal and provincial income tax rates	28.5%	30%
Income tax expense based on the above rates	241	301
Increase (decrease) due to:
Permanent differences	35	(185)
Benefit of tax losses recognized	(1,444)	-
Difference between statutory and foreign tax rates	(290)	128
Change in valuation allowance	(95)	(244)
Future tax recovery	$(1,553)	$-

SANDSTORM GOLD LTD. | 42

[Sandstorm Gold Logo]		DECEMBER 31, 2010
	[Formerly Sandstorm Resources Ltd.]	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN U.S. DOLLARS

The components of future income taxes as of December 31 are as follows:

(in 000s)	2010	2009

Future Income Tax Assets
Mineral property and other	$28	$30
Non-capital loss carry-forwards	592	70
Share issuance costs	1,818	1,223

Value of future income tax assets	2,438	1,323
Valuation allowance	-	(1,273)

Future income tax assets	$2,438	$50
Future Income Tax Liabilities
Unrealized foreign exchange gains	$-	$50

Future income tax asset, net	$2,438	$--

Presented on the consolidated balance sheets as follows:
Future income tax assets - current	$-	$-
Future income tax assets – long-term	2,438	-

	$2,438	$-

Allocated as follows:
Future income tax recovery	$1,553	$-
Reduction of financing costs	885	-

	$2,438	$-

During the nine months ended December 31, 2009, a valuation allowance was recorded against the potential future income tax assets as their utilization was not considered more likely than not.

The Company has deductible temporary differences, unusued tax losses, and unused tax credits expiring as follows:

(in 000s)	Location	Amount	Expiration

Mineral property and other	Canada	$283	None
Non-capital loss carry-forwards	Canada	2,247	2029-2030
Non-capital loss carry-forwards	Barbados	1,545	2018-2019
Share issuance costs	Canada	7,274	2011-2014

SANDSTORM GOLD LTD. | 43

[Sandstorm Gold Logo]		DECEMBER 31, 2010
	[Formerly Sandstorm Resources Ltd.]	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN U.S. DOLLARS

9.                  SUPPLEMENTAL CASH FLOW INFORMATION

	Year ended	Nine months ended
(in 000s)	December 31, 2010	December 31, 2009

Change in non-cash working capital
Receivables	$ (114)	$ 2
Prepaid expenses	5	3
Accounts payable and accrued liabilities	165	201

	$ 56	$ 206
Significant non-cash transactions
Shares issued for option payment	$ -	$ 44
Shares issued for acquisition of mineral interest	-	3,112
Distribution of shares held in Sandstorm Metals & Energy Ltd. to shareholders - Eagle Lake Property	9	-
Compensation warrants issued for share issuance costs	-	2,045

10.       SEGMENTED INFORMATION

The Company’s reportable segments are summarized in the tables below:

Year Ended December 31, 2010

					Cash from
		Cost of		Earnings from	(used in)
(in 000s)	Sales	sales	Depletion	operations	operations	Total assets	Total liabilities

Aurizona	$2,729	807	296	1,626	1,769	19,682	143
Black Fox	-	-	-	-	-	56,470	-
Ming	-	-	-	-	-	7,062	-
Santa Elena	256	65	42	149	190	13,300	40
Summit	163	47	6	110	68	4,113	16
Corporate	-	-	-	-	(1,564)	31,105	607

Consolidated	3,148	919	344	1,885	463	131,732	806

Nine Months Ended December 31, 2009

					Cash from
		Cost of		Earnings from	(used in)
(in 000s)	Sales	sales	Depletion	operations	operations	Total assets	Total liabilities

Aurizona	-	-	-	-	-	19,963	-
Black Fox						-	-
Ming	-	-	-	-	-	-	-
Santa Elena	-	-	-	-	-	13,346	-
Summit	-	-	-	-	-	4,054	-
Corporate	-	-	-	-	(884)	36,774	570

Consolidated	-	-	-	-	(884)	74,137	570

SANDSTORM GOLD LTD. | 44

[Sandstorm Gold Logo]		DECEMBER 31, 2010
	[Formerly Sandstorm Resources Ltd.]	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN U.S. DOLLARS

11.       RELATED PARTY TRANSACTIONS

During the year ended December 31, 2010 the Company incurred expenses of $202,864 for rent, office costs, and administrative support services (nine months ended December 31, 2009 -$82,345) to a company controlled by a current director and a former director. The transactions have been recorded at their exchange amount, which is the amount of consideration agreed upon by the related parties.

12.       KEY PERSONNEL COMPENSATION

	Year Ended	Nine Months Ended
(in 000s)	December 31, 2010	December 31, 2009

Short-term employee benefits	$689	$473
Share-based payments	225	157

	$914	$630

13.       CONTRACTUAL OBLIGATIONS

In connection with the Aurizona Gold Stream, the Company has committed to purchase 17% of the life of mine gold produced by the Aurizona Mine for a per ounce cash payment of the lesser of $400 (subject to a 1% annual inflationary adjustment beginning on February 9, 2014) and the then prevailing market price of gold.

In connection with the Santa Elena Gold Stream, the Company has committed to purchase 20% of the life of mine gold produced by the Santa Elena Mine for a per ounce cash payment of the lesser of $350 (subject to a 1% annual inflationary adjustment beginning 3 years after the mine achieves commercial production (an “Inflationary Adjustment”)) and the then prevailing market price of gold.

In connection with the Summit Gold Stream, the Company has committed to purchase 50% of the first 10,000 ounces of gold produced, and 22% of the life of mine gold produced thereafter, by the Summit Mine for a per ounce cash payment of the lesser of $400 (subject to an Inflationary Adjustment) and the then prevailing market price per ounce of gold.

In connection with the Ming Gold Stream, the Company has committed to make an additional upfront payment of $13.0 million once Rambler receives all necessary permits required to construct and operate the Ming Mine. Subsequent to December 31, 2010, the Company paid Rambler $7.0 million of the remaining $13.0 million commitment. There are no ongoing per ounce payments in connection with this Gold Stream.

In connection with the Brigus Gold Stream, the Company has committed to purchase 12% of the life of mine gold produced by the Black Fox Mine for a per ounce cash payment of the lesser of $500 (subject to an inflationary adjustment beginning in 2013, not to exceed 2% per annum) and the then prevailing market price of gold.

SANDSTORM GOLD LTD. | 45

[Sandstorm Gold Logo]		DECEMBER 31, 2010
	[Formerly Sandstorm Resources Ltd.]	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN U.S. DOLLARS

14.       SPIN-OUT OF SANDSTORM METALS & ENERGY

On January 4, 2010, Sandstorm incorporated a wholly owned subsidiary named Sandstorm Metals & Energy Ltd. (“Sandstorm Metals & Energy”). On May 13, 2010, Sandstorm transferred its option agreement on the Eagle Lake property owned by Eagle Plains Resources Ltd. located in Saskatchewan, Canada and working capital of C$500,000 to Sandstorm Metals & Energy in exchange for 6,836,810 common shares of Sandstorm Metals & Energy. Sandstorm thereafter distributed all of its common shares held in Sandstorm Metals & Energy to Sandstorm shareholders. As a result, Sandstorm Metals & Energy is no longer a subsidiary of Sandstorm. Fees incurred for this transaction during the year ended December 31, 2010 were $239,721 (nine months ended December 31, 2009 - $nil).

15.       SUBSEQUENT EVENT

On January 17, 2011 the Company entered into a Gold Stream agreement with Metanor Resources Inc. (“Metanor”) to purchase 20% of the life of mine gold produced from Metanor’s Bachelor Lake Gold Mine located in Quebec, Canada (“Bachelor Lake Mine”) for an upfront payment of $20.0 million plus ongoing per ounce payments equal to the lesser of $500 and the then prevailing market price per ounce of gold. Sandstorm made a $5.0 million payment and will make further upfront payments of $9.0 million once Metanor has achieved certain funding conditions and a final payment of $6.0 million on September 1, 2011. Metanor has provided a guarantee that Sandstorm will receive a minimum of $20.0 million in pre-tax cash flow over the next six years.

SANDSTORM GOLD LTD. | 46

Annual Report

December 31, 2009

SANDSTORM RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Nine Months Ended December 31, 2009

This management’s discussion and analysis (“MD&A”) for Sandstorm Resources Ltd. (“Sandstorm” or “the Company”) should be read in conjunction with the audited consolidated financial statements for the nine months ended December 31, 2009 and related notes thereto which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). The information contained within this MD&A is current to February 9, 2010 and is stated in U.S. dollars unless otherwise noted.

FORWARD LOOKING STATEMENTS

This MD&A includes certain statements that constitute “forward-looking statements”, and “forward-looking information” within the meaning of applicable securities laws (“forward-looking statements” and “forward-looking information” are collectively referred to as “forward-looking statements”, unless otherwise stated). These statements appear in a number of places in this MD&A and include statements regarding our intent, or the beliefs or current expectations of our officers and directors. Such forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this MD&A, words such as “believe”, “anticipate”, “estimate”, “project”, “intend”, “expect”, “may”, “will”, “plan”, “should”, “would”, “contemplate”, “possible”, “attempts”, “seeks” and similar expressions are intended to identify these forward-looking statements. Forward-looking statements may relate to the Company’s future outlook and anticipated events or results and may include statements regarding the Company’s future financial position, business strategy, budgets, litigation, projected costs, financial results, taxes, plans and objectives. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. These forward-looking statements were derived utilizing numerous assumptions regarding expected growth, results of operations, performance and business prospects and opportunities that could cause our actual results to differ materially from those in the forward-looking statements. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Accordingly, you are cautioned not to put undue reliance on these forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results. To the extent any forward-looking statements constitute future-oriented financial information or financial outlooks, as those terms are defined under applicable Canadian securities laws, such statements are being provided to describe the current anticipated potential of the Company and readers are cautioned that these statements may not be appropriate for any other purpose, including investment decisions. Forward-looking statements are based on information available at the time those statements are made and/or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. To the extent any forward-looking statements constitute future-oriented financial information or financial outlooks, as those terms are defined under applicable Canadian securities laws, such statements are being provided to describe the current anticipated potential of the Company and readers are cautioned that these statements may not be appropriate for any other purpose, including investment decisions. Forward-looking statements speak only as of the date those statements are made. Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If we update any one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. You should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. All forward-looking statements contained in this MD&A are expressly qualified in their entirety by this cautionary statement.

CORPORATE DEVELOPMENT AND STRATEGY

The Company is a growth focused resource company that seeks to acquire volume based production payment agreements (“VPPs”) from companies that have advanced stage development projects or operating mines. In return for making a one-time upfront payment to acquire a VPP agreement, Sandstorm receives the right to purchase, at a fixed price per unit, a percentage of a mine’s production for the life of the mine. Sandstorm helps other companies in the resource industry grow their businesses, while acquiring attractive assets in the process. The Company is focused on acquiring VPP agreements for mines with low production costs, significant exploration potential and strong management teams. The Company currently has three VPPs.

AURIZONA VPP AGREEMENT

On May 15, 2009, the Company entered into an agreement to purchase 17% of the life of mine gold produced from Luna Gold Corp.’s (“Luna”) open-pit Aurizona project, located in Brazil (the “Aurizona Project”), for $17.8 million and 5,500,000 common shares of the Company as an upfront payment plus ongoing per ounce payments equal to the lesser of $400 (subject to a 1% annual inflationary adjustment beginning 3 years after the mine achieves commercial production (an “Inflationary Adjustment”)) and the then prevailing market price per ounce of gold. The upfront cash payment and the shares were released from escrow to Luna on October 16, 2009.

The Aurizona Project will be an open-pit mine with a gravity and carbon-in-leach milling operation expected to average over 62,000 ounces of gold production annually over the expected mine life and may have exploration upside potential. For further details regarding the Aurizona project, refer to the NI 43-101 Technical Report, available under Sandstorm’s profile at www.sedar.com.

Luna has provided to Sandstorm a completion guarantee under which Luna may be required to return a portion of the $17.8 million upfront payment if by April 16, 2012, the Aurizona Project has not produced a minimum of 12,500 ounces of gold in any consecutive three month period.

If Luna decides to develop an underground mine on the Aurizona Project (the “Aurizona Underground Mine”), the Company has the right to purchase 17% of the gold from the Aurizona Underground Mine at a per-ounce price equal to the lesser of $500 (subject to an Inflationary Adjustment) and the then prevailing market price per ounce of gold. If Sandstorm elects to exercise its right to purchase gold from the Aurizona Underground Mine, Sandstorm will be required to pay 17% of the capital expenditures incurred to determine the economic viability and to construct the mine.

SANTA ELENA VPP AGREEMENT

On May 15, 2009, the Company entered into an agreement to purchase 20% of the gold produced from SilverCrest Mines Inc.’s (“SilverCrest”) open-pit Santa Elena project, located in Mexico (the “Santa Elena Project”), for $12.0 million and 3,500,000 common shares of the Company as an upfront payment plus ongoing per ounce payments equal to the lesser of $350 (subject to an Inflationary Adjustment) and the then prevailing market price per ounce of gold. The upfront cash payment and the shares were released to SilverCrest on November 30, 2009.

The Santa Elena Project will operate as a conventional open pit, heap leach gold-silver operation. The operating mine life is expected to be a minimum of eight years with two years of leaching post cessation of mining activity. Over the operating mine life, average annual metal production is expected to exceed 30,000 ounces of gold and 500,000 ounces of silver. For further details regarding the Santa Elena Project, refer to the NI 43-101 Technical Report, available under Sandstorm’s profile at www.sedar.com.

SilverCrest has provided to Sandstorm a completion guarantee under which SilverCrest may be required to return a portion of the $12.0 million upfront payment if by May 30, 2012 the Santa Elena Project has not produced a minimum of 7,500 ounces of gold in any consecutive three month period.

If SilverCrest decides to develop an underground mine on the Santa Elena Project (the “Santa Elena Underground Mine”), the Company has the right to purchase 20% of the gold from the Santa Elena Underground Mine at a per-ounce price equal to the lesser of $450 (subject to an Inflationary Adjustment) and the then prevailing market price per ounce of gold. If Sandstorm elects to exercise its right to purchase gold from the Santa Elena Underground Mine, Sandstorm will be required to pay 20% of the capital expenditures incurred (adjusted using a payable gold to payable gold equivalent ratio) to determine the economic viability and to construct the mine.

SUMMIT VPP AGREEMENT

On September 14, 2009, the Company entered into an agreement to purchase 50% of the first 10,000 ounces of gold produced, and 22% of the gold produced thereafter, from Santa Fe Gold Corporation’s (“Santa Fe”) Summit mine, located in the United States of America (the “Summit Mine”), for $4.0 million as an upfront payment plus ongoing per ounce payments equal to the lesser of $400 (subject to an Inflationary Adjustment) and the then prevailing market price per ounce of gold. The amount of payable gold can be reduced from 22% to 15% if, by October 7, 2012, the rate of mineralized rock mined and processed from the Summit mine averages 400 tonnes per day or more for any consecutive 12 month period and payable gold production exceeds 11,500 ounces during such period.

Santa Fe has the option until July 7, 2010 to increase the size of the transaction by $1.0 million. If Santa Fe exercises this option, the percentage of payable gold that the Company will be entitled to purchase will increase to 62.5% for the first 10,000 ounces of gold produced and 27.5% of gold produced thereafter.

Santa Fe has provided to Sandstorm a completion guarantee under which Santa Fe may be required to return a portion of the upfront payment if by April 7, 2011 the Summit Mine has not produced a minimum of 4,000 ounces of gold in any consecutive six month period.

The Summit Mine is an underground silver-gold mine located in southwestern New Mexico, USA. It is a low sulphidation epithermal deposit, which Santa Fe has been mining and stock piling mineralized rock for the past four months. Mineralized rock from the Summit Mine is transported to Santa Fe’s mill located in Lordsburg where a gold-silver concentrate will be produced. The mill is fully operational and will commence processing material upon receipt of final permits. Gold concentrate sales are anticipated to begin in 2010.

PUBLIC OFFERING: APRIL 2009

On April 23, 2009 the Company completed an equity offering of 116,909,580 subscription receipts at a price of C$0.40 per subscription receipt for gross proceeds of C$46.8 million ($38.1 million). The gross proceeds of the public offering were held in escrow until May 15, 2009, and were released upon completion of the Luna and SilverCrest transactions. On May 22, 2009, each subscription receipt was automatically converted, without additional consideration, into one common share of the Company and one-half of a share purchase warrant. Each warrant entitles the holder to purchase one common share at a price of $0.60 until April 23, 2014. A portion of the net proceeds from the public offering were used to fund the Luna and Summit upfront payments and the remainder will be used to fund the SilverCrest upfront payment and for general corporate and working capital purposes.

In connection with the public offering, the Company paid agent fees of C$2.8 million ($2.3 million), representing 6% of the gross proceeds. Additionally, the Company issued 7,014,574 Compensation Warrants to the agents, representing 6% of the number of subscription receipts issued. Each Compensation Warrant entitles the holder to acquire one unit comprised of one common share of the Company and one-half of a share purchase warrant. Each Compensation Warrant has an exercise price of $0.33 and each full share purchase warrant issued upon exercise of the Compensation Warrants will entitle the holder to purchase one common share at a price of $0.60 until April 23, 2014.

PUBLIC OFFERING – OCTOBER 14, 2009

On October 14, 2009 the Company completed a public offering of 81,778,800 units at a price of C$0.45 per unit, for gross proceeds of C$36.8 million ($35.8 million). Each unit comprised of one common share of the Company and one-half of one common share purchase warrant. Each whole warrant is exercisable for one common share of the Company at a price of $0.60 and expires April 23, 2014. In connection with this offering, the Company paid agent fees of C$2.6 million ($2.5 million), representing 7% of the gross proceeds. The net proceeds are expected to be used by the Company for the acquisition of future VPP agreements.

CHANGE IN FISCAL YEAR-END

The Company has changed its fiscal year-end date from March 31 to December 31, resulting in a nine-month transition year from April 1, 2009 to December 31, 2009.

CHANGE IN FUNCTIONAL AND REPORTING CURRENCY

Effective April 1, 2009, the Company changed from a Canadian dollar functional and reporting currency to a U.S. dollar functional and reporting currency. All subsidiaries of the Company measure transactions in a U.S. dollar functional currency. As a result, all comparative amounts were restated to the U.S. dollar. Comparative assets and liabilities were translated using the closing rate at the balance sheet date and comparative equity, income, and expenses were translated at the exchange rates at the dates of the transactions. All resulting exchange differences were recognized in other comprehensive loss.

The Company has elected to report its Canadian federal taxes using a U.S. dollar functional currency.

SELECTED ANNUAL INFORMATION

	Dec. 31, 2009	Mar. 31, 2009	Mar. 31, 2008
	(9 months)	(12 months)	(12 months)

Interest and other income	$32,082	$33,107	$4,259
Net income (loss) for the period	1,002,600	(408,442)	(59,410)
Basic income (loss) per share	0.01	(0.02)	(0.02)
Diluted income (loss) per share	0.01	(0.02)	(0.02)
Total assets	74,136,533	1,154,127	1,420,972
Total long-term liabilities	--	--	--

RESULTS OF OPERATIONS

The net income earned during the nine months ended December 31, 2009 was primarily due to a foreign exchange gain of $2.5 million from the Company holding a portion of its cash in Canadian dollars while the Canadian dollar appreciated in value against the U.S. dollar, the Company’s functionally currency. Partially offsetting the foreign exchange gain was an increase in stock-based compensation of $0.5 million resulting from stock options granted during the nine months ended December 31, 2009 and an increase in general and administrative expense of $0.5 million resulting from salary costs and one-time performance bonuses which were incurred during the nine months ended December 31, 2009.

CHANGE IN TOTAL ASSETS

Total assets increased at December 31, 2009 compared to March 31, 2009 and March 31, 2008 due to the Company raising net proceeds of $68.1 million from public offerings during the nine months ended December 31, 2009. Of those funds raised, $34.2 million was used to acquire VPP agreements (mineral interests) and the majority of the remaining proceeds remain held in cash.

SUMMARY OF QUARTERLY RESULTS

	Quarters Ended
	Dec. 31, 2009	Sept. 30, 2009	June 30, 2009	Mar. 31, 2009

Interest and other income	$11,571	$6,564	$13,947	$5,885
Net income (loss) for the period	(953,876)	31,905	1,924,571	(141,720)
Basic income (loss) per share	(0.00)	0.00	0.02	(0.01)
Diluted income (loss) per share	(0.00)	0.00	0.02	(0.01)
Total assets	74,136,533	42,111,178	41,761,249	1,154,127
Total long-term liabilities	--	--	--	--

	Dec. 31, 2008	Sept. 30, 2008	June 30, 2008	Mar. 31, 2008

Interest and other income	$7,266	$9,904	$10,050	$1,403
Net loss for the period	(31,466)	(230,756)	(4,500)	(27,021)
Basic and diluted loss per share	(0.00)	(0.01)	(0.00)	(0.01)
Total assets	1,054,237	1,387,818	1,504,908	1,430,972
Total long-term liabilities	--	--	--	--

All quarters prior to the quarter ended June 30, 2009 have been restated and translated from Canadian dollars to U.S. dollars as the Company changed its reporting currency to the U.S. dollar starting April 1, 2009.

THREE MONTHS ENDED DECEMBER 31, 2009 COMPARED TO THE THREE MONTHS ENDED SEPTEMBER 30, 2009

The Company incurred a net loss of $0.95 million for the three months ended December 31, 2009 compared to a net income of $31,905 for the three months ended September 30, 2009. This net loss was primarily due to $0.41 million of one-time performance bonuses declared, as well as a $0.33 million foreign exchange gain during the three months ended September 30, 2009 compared to a foreign exchange loss of $0.01 million during the three months ended December 31, 2009. During the three months ended December 31, 2009 the majority of the Company’s cash was held in U.S. dollars, resulting in a lower foreign exchange gain compared to the three months ended September 30, 2009.

THREE MONTHS ENDED DECEMBER 31, 2009 COMPARED TO REMAINING QUARTERS

The Company did not have a significant level of activity prior to the acquisition of the Aurizona and Santa Elena VPP agreements in May 2009. Therefore previous quarters results are not comparable to the quarters ended June 30, 2009, September 30, 2009, and December 31, 2009.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2009 the Company had cash of $36.7 million (March 31, 2009 - $0.8 million) and working capital of $36.2 million (March 31, 2009 - $0.5 million). Cash increased from March 31, 2009 due to Sandstorm’s public offerings completed during 2009. A portion of the net proceeds from the public offering were used to fund the Luna, SilverCrest, and Summit upfront payments and the remainder will be used to fund future VPPs and for general corporate and working capital purposes.

CONTRACTUAL OBLIGATIONS

In connection with the Aurizona VPP agreement, the Company has committed to purchase 17% of the life of mine gold produced by the Aurizona Project for a per ounce cash payment of the lesser of $400 (subject to an Inflationary Adjustment) and the then prevailing market price of gold.

In connection with the Santa Elena VPP agreement, the Company has committed to purchase 20% of the life of mine gold produced by the Santa Elena Project for a per ounce cash payment of the lesser of $350 (subject to an Inflationary Adjustment) and the then prevailing market price of gold.

In connection with the Summit VPP agreement, the Company has committed to purchase 50% of the first 10,000 ounces of gold produced, and 22% of the gold produced thereafter, from the Summit Mine for a per ounce cash payment of the lesser of $400 (subject to an Inflationary Adjustment) and the then prevailing market price per ounce of gold. Santa Fe has the option until July 7, 2010 to increase the size of the transaction by $1.0 million. If Santa Fe exercises this option, the percentage of payable gold that the Company will be entitled to purchase will increase to 62.5% for the first 10,000 ounces of gold produced and 27.5% of gold produced thereafter.

SHARE CAPITAL

As of February 9, 2010, the Company had 227,662,880 common shares outstanding. Of these common shares, 5,592,000 are currently held in escrow and will be released pro-rata to the shareholders in three equal tranches of 1,864,000 common shares every six months beginning April 24, 2010.

A summary of the Company’s options outstanding as of February 9, 2010 are as follows:

Outstanding	Vested	Exercise Price	Expiry Date
40,000	40,000	C$0.10	July 31, 2012
3,610,000	1,203,333	C$0.45	June 16, 2014
700,000	--	C$0.44	July 6, 2014
2,000,000	666,667	C$.435	July 28, 2014
6,350,000	1,910,000

A summary of the Company’s share purchase warrants outstanding as of February 9, 2010 are as follows:

	Warrants Outstanding	Exercise Price	Expiry Date
Issued in connection with private placement	11,625,500	C$0.195	April 22, 2010
Issued in connection with Public Offerings (SSL.WT)	99,344,186	$0.60	April 23, 2014
	110,969,686

Included in warrants outstanding are 4,428,000 share purchase warrants held in escrow. These warrants expire April 22, 2010 and any shares issued from the exercise of these warrants will be subject to same escrow conditions as the common shares held in escrow.

The Company issued 7,014,574 compensation warrants (the “Compensation Warrants”) to agents in connection with the Public Offering which closed April 23, 2009. Each Compensation Warrant entitles the holder to acquire one unit comprised of one common share of the Company and one-half of a share purchase warrant. Each Compensation Warrant has an exercise price of $0.33 and all of the Compensation Warrants were outstanding as of February 9, 2010. Each whole share purchase warrant issued upon exercise of the Compensation Warrants will entitle the holder to purchase one common share at a price of $0.60 until April 23, 2014.

RELATED PARTY TRANSACTIONS

The Company entered into transactions with related parties as follows:

a) During the period ended December 31, 2009 paid or accrued legal fees of $nil (March 31, 2009 - $15,558) to Paul Visosky, a former director of the Company.

b) During the period ended December 31, 2009 paid or accrued rent as well as the cost of administrative support services, of $82,345 (March 31, 2009 - $12,362) to a company controlled by a current director, David DeWitt and a former director, Marcel de Groot.

The transactions have been recorded at their exchange amount, which is the amount of consideration agreed upon by the related parties.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, receivables, accounts payable and accrued liabilities. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

The Company is not exposed to significant credit, currency, interest rate, liquidity, and other price risks.

RISKS TO SANDSTORM

The primary risk factors affecting the Company are set forth below. For additional discussion of risk factors, please refer to the Company’s Short Form Prospectus dated October 6, 2009, which is available on www.sedar.com.

RISKS RELATING TO MINERAL PROJECTS

To the extent that they relate to the production of gold from, or the operation of, the Aurizona Project, the Santa Elena Project, or the Summit Mine (the “Projects”), the Company will be subject to the risk factors applicable to the operators of such Projects.

NO CONTROL OVER MINING OPERATIONS

The Company has no contractual rights relating to the operation or development of the Projects. Except for any payments which may be payable under the completion guarantees, the Company will not be entitled to any material compensation if these mining operations do not meet their forecasted gold production targets in any specified period or if the Projects shut down or discontinue their operations on a temporary or permanent basis. The Projects may not commence commercial production within the time frames anticipated, if at all, and there can be no assurance that the gold production from such properties will ultimately meet forecasts or targets. At any time, any of the operators of the Projects or their successors may decide to suspend or discontinue operations.

GOVERNMENT REGULATIONS

The Projects are subject to various foreign laws and regulations governing prospecting, exploration, development, production, exports, taxes, labour standards, waste disposal, protection and remediation of the environment, reclamation, historic and cultural resources preservation, mine safety and occupation health, handling, storage and transportation of hazardous substances and other matters. The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing the Projects in compliance with such laws and regulations are significant. It is possible that the costs and delays associated with compliance with such laws and regulations could become such that the owners or operators of the Projects would not proceed with the development of or continue to operate a mine. Moreover, it is possible that future regulatory developments, such as increasingly strict environmental protection laws, regulations and enforcement policies thereunder, and claims for damages to property and persons resulting from the Projects could result in substantial costs and liabilities in the future.

INTERNATIONAL OPERATIONS

The Aurizona Project is located in Brazil, the Santa Elena Project is located in Mexico, and the Summit Mine is located in the United States of America, and as such the Projects are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties include, but are not limited to, terrorism, hostage taking, military repression, crime, political instability, currency controls, extreme fluctuations in currency exchange rates, high rates of inflation, labour unrest, the risks of war or civil unrest, expropriation and nationalization, renegotiation or nullification of existing concessions, licenses, permits, approvals and contracts, illegal mining, changes in taxation policies, restrictions on foreign exchange and repatriation, and changing political conditions, and governmental regulations. Changes, if any, in mining or investment policies or shifts in political attitude in Mexico, Brazil, or the United States of America may adversely affect the operations or profitability of the Projects in these countries. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use, mine safety and the rewarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Projects.

INCOME TAXES

The Company has incorporated a subsidiary in Barbados, Sandstorm Resources (Barbados) Limited, which entered into VPP agreements in connection with the Aurizona, Santa Elena, and Summit transactions. No assurance can be given that new taxation rules will not be enacted or that existing rules will not be applied in a manner which could result in the Company’s future profits being subject to taxation.

COMMODITY PRICES

The price of the common shares and the Company’s financial results may be significantly adversely affected by a decline in the price of gold. The price of gold fluctuates widely, especially in recent years, and is affected by numerous factors beyond the Company’s control, including but not limited to, the sale or purchase of gold by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold-producing countries throughout the world. In the event that the prevailing market price of gold is less than $400 per ounce (subject to an Inflation Adjustment) in the case of the Aurizona and Summit VPP agreements and $350 per ounce (subject to an Inflation Adjustment) in the case of the Santa Elena VPP agreement, the purchase price will be the then prevailing market price per ounce of gold and the Company will not generate positive cash flow or earnings.

CHANGES IN ACCOUNTING POLICIES

GOODWILL AND OTHER INTANGIBLE ASSETS

On April 1, 2009, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3064 – Goodwill and Intangible Assets. This new standard provides guidance on the recognition, measurement, presentation, and disclosure of goodwill and other intangible assets. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

FINANCIAL INSTRUMENTS

On April 1, 2009 the Company adopted amendments to Handbook Section 3862 – Financial Instruments – Disclosures which provides enhanced disclosures about fair value measurements. These additional disclosures are disclosed in Note 6. The Company is not required to provide comparative information for the disclosures in the first year of adoption.

On July 1, 2009 the Company adopted amendments to Handbook Section 3855 – Financial Instruments – Recognition and Measurement which provides additional guidance on the classification of embedded derivatives. The adoption of this amendment did not result in a material impact on the Company’s consolidated financial statements.

FUTURE CHANGES IN ACCOUNTING POLICIES

ACCOUNTING POLICIES TO BE IMPLEMENTED EFFECTIVE JANUARY 1, 2011

In January 2009, the CICA issued Handbook Sections 1582 – Business Combinations, 1601 – Consolidated Financial Statements, and 1602 – Non-Controlling Interests. Section 1582 replaces Section 1581 – Business Combinations and establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”). Sections 1601 and 1602 replace Section 1600 – Consolidated Financial Statements. Section 1601 provides revised guidance on the preparation of consolidated financial statements and Section 1602 addresses accounting for non-controlling interests in consolidated financial statements subsequent to a business combination.

These standards are effective January 1, 2011. Early adoption of the Sections is permitted. If the Company chooses to early adopt any one of these Sections, the other two sections must also be adopted at the same time.

In June 2009, the CICA amended Handbook Section 3855 to clarify the application of the effective interest method after a debt instrument has been impaired and when an embedded prepayment option is separated from its host debt instrument at initial recognition for accounting purposes. The amendments are effective January 1, 2011. Early adoption is permitted.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with International Financial Reporting Standards over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.

The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.

To prepare for the conversion to IFRS, the following plan was developed:

a)  Phase 1: Scope and Plan

The Company has ongoing training for appropriate personnel on IFRS standards and an initial assessment on the impact of the IFRS conversion on the Company’s opening financial position has been completed. This assessment identified two major differences between the Company’s current accounting policies under GAAP and those the Company is required to apply under IFRS as they exist at February 9, 2010. These differences are discussed below. IFRS standards may change prior to the Company’s adoption of IFRS and this may impact the initial assessment. The Company does not anticipate any significant changes to its information technology, internal controls over financial reporting, business activities, nor disclosure controls and procedures from the conversion to IFRS. The Company will review and update the IFRS conversion plan as required.

b)  Phase 2: Design and Build

Based on a detailed review of IFRS standards, the Company will choose accounting policies and procedures, quantify the impact on key line items and disclosures, and prepare draft financial statements under IFRS.

c)  Phase 3: Implement and Review

The Company will implement new accounting policies under IFRS and prepare and report consolidated financial statements under IFRS.

The Company has achieved its milestones to date under its IFRS conversion plan. The Company will continue to monitor and report on its conversion to IFRS according to its conversion plan.

Major Identified Differences:

a)  Share purchase warrants with an exercise price denominated in Canadian dollars

Under GAAP, warrants are accounted for at their carrying value within shareholders’ equity. Under IFRS warrants that have an exercise price denominated in a currency other than the Company’s functional currency meet the definition of a derivative liability and are recorded as a financial liability and are marked-to-market each period. The warrants issued in the April 2008 private placement (the “April 2008 Warrants”) have an exercise price denominated in Canadian dollars, which was the Company’s functional currency when these warrants were issued. Effective April 1, 2009, the Company changed its functional currency from the Canadian dollar to USD, and in accordance with IFRS, the April 2008 Warrants ceased to meet the definition of an equity instrument and will be recorded at fair value as a derivative liability, with the difference between the fair value and the carrying value, upon transition, being recognized in equity. Subsequent changes in the fair value of the April 2008 Warrants will be recognized as gains or losses in the Statement of Operations until they expire in April 2010 or until they are exercised.

b)  Impairment of mineral interests

Under GAAP, when the Company tests its mineral interests for impairment, it first tests for recoverability by comparing the carrying value of each VPP agreement to the undiscounted future cash flows. Under IFRS the Company must compare the carrying amount to the higher of the fair value (less costs to sell) and the value in use. Fair value is computed using discounted future cash flows. While the change in impairment testing will not have an impact on the Company’s opening financial position at January 1, 2010, it is a significant change in accounting policy.

During the period leading up to the changeover to IFRS, the Company will continue to monitor changes in both IFRS standards and the Company’s transactions and assess any differences in accounting policies between GAAP and IFRS for the Company.

RESERVES AND RESOURCES

The Reserves and Resources in this MD&A reflect the reserves and resources for the mines at which the Company has gold purchase agreements, adjusted where applicable to reflect the Company’s percentage entitlement to gold produced from the mines.

Sandstorm’s Portion of Proven and Probable Reserves(1)

	PROVEN			PROBABLE			PROVEN & PROBABLE
	Tonnes	Grade g	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	kt	Au/t	oz	kt	g Au/t	oz	kt	g Au/t	oz
Aurizona
(3,4,6,7,9,11,12,13,14,15)	257	1.44	11,900	2,654	1.31	112,030	2,910	1.32	123,930
Santa Elena
(18,20,21,22,24,26)	--	--	--	1,308	1.61	67,920	1,308	1.61	67,920
Total			11,900			179,950			191,850

Sandstorm’s Portion of Measured and Indicated Resources(1,2)

	MEASURED			INDICATED			MEASURED & INDICATED
	Tonnes	Grade g	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	kt	Au/t	oz	kt	g Au/t	oz	kt	g Au/t	oz
Aurizona (5,8,10,16)	275	1.41	12,410	3,324	1.33	142,120	3,599	1.33	154,530
Santa Elena
(17,19,23,24,25,26,27)	--	--	--	432	2.75	38,133	432	2.75	38,133
Santa Elena –
Underground
(17,19,23,24,28,29,30)	--	--	--	217	2.10	14,647	217	2.10	14,647

Sandstorm’s Portion of Inferred Resources(1,2)

		INFERRED
	Tonnes kt	Grade g Au/t	Contained oz
Aurizona (5,8,10,16)	1,863	1.14	68,510
Santa Elena (17,19,23,24,25,26)	652	1.11	23,247
Santa Elena -
Underground (17,19,23,24,27,28,29)	270	1.94	16,811
Total			108,568

Notes:

1.  All Mineral Reserves and Mineral Resources have been calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and National Instrument 43-101.

2.   Mineral Resources which are not Mineral Reserves, do not have demonstrated economic viability.

For the Aurizona Project:

3.   Aurizona Mineral Reserves are fully included in the Mineral Resources.

4.   Aurizona Reserves are reported as of June 23, 2009.

5.   Aurizona Resources are reported as of January 15, 2009.

6.   The mineral reserve estimates set out in the table above have been prepared by Bret C. Swanson, MAusIMM, of SRK, who is a qualified person under NI 43-101. The mineral reserves are classified as proven and probable and are based on the CIM Standards.

7.   Reserves on a gold price of $750 per ounce.

8.   Resources based on a gold price of $650 per ounce.

9.   Mineral reserves are not diluted (further to dilution already incorporated into the mineral resource model) and assume selectivity in mining. Full mining recovery is assumed.

10. The mineral resource estimates set out in the table above have been prepared by Leah Mach, C.P.G., M.Sc., Principal Resource Geologist of SRK, who is a qualified person under NI 43-101. The mineral resources are classified as measured, indicated and inferred and are based on the CIM Standards.

11. Mine reserves are diluted along mineralized boundary to block model SMU of 10mx10mx3m;

12. An internal CoG of 0.35g/tAu was used on Saprolite Rock within the pit design; An internal CoG of 0.37g/t-Au was used on Transition Rock within the pit design; An internal CoG of 0.41g/t-Au was used on Fresh Rock within the pit design.

13. Internal CoG determination includes metallurgical recoveries of 95% in Saprolite, 93% in Transition, and 91% in Fresh ore.

14. In situ Au ounces do not include metallurgical recovery losses.

15. Saprolite is rock between topography and an interpreted floor surface marking the change from highly to moderately weathered rock; Transition is rock between an (upper) interpreted Saprolite floor surface and an interpreted moderately weathered rock floor surface; and Fresh rock is rock below an (upper) interpreted Transition floor surface.

16. Based on 0.3 grams per tonne cut-off grade.

For the Santa Elena Project:

17. Mineral Resources are exclusive of Mineral Reserves.

18. Santa Elena Reserves are reported as of August 2008.

19. Santa Elena Resources are reported as of January 2009.

20. The mineral reserve estimates set out in the table above have been prepared by Graham G. Clow, P.Eng., Principal Mining Engineer at SWRPA, David W. Rennie, P.Eng., Principal Geologist at SWRPA, and C. Stewart Wallis, P.Geo., Associate Consulting Geologist at SWRPA, whom are independent qualified persons under NI 43-101. The mineral reserves are classified as probable and are based on the CIM Standards.

21. Mineral reserves are estimated at a cut-off grade of 0.5 grams of gold per tonne.

22. Mineral reserves are estimated using a long-term gold price of $765 per ounce, a long-term silver price of $11.95 per ounce and a US$/peso exchange rate of 1:10.58.

23. The mineral resource estimates set out in the table above have been prepared by Nathan Eric Fier, C.P.G., P.Eng., Chief Operating Officer of SilverCrest, who is a qualified person under NI 43-101. The mineral resources are classified as indicated and inferred and are based on the CIM Standards.

24. Composites capped at 12 grams of gold per tonne and 300 grams of silver per tonne.

25. Cut-off grade of 0.5 grams of gold equivalent per tonne.

26. Numbers have been rounded.

27. Mineral resources are estimated at a cut-off grade of 0.5 g/t Au equivalent at a ratio of 64:1 using a 100% metallurgical recovery.

28. Underground mineral resources are estimated at a cut-off grade of 1.75 g/t Au equivalent at a ratio of 83:1 (Ag:Au) using a 94% Au recovery and 80% Ag recovery.

29. Mineral resources are estimated using a long-term gold price of $850 per ounce, a long-term silver price of $12 per ounce and a US$/peso exchange rate of 1:10.58.

30. Minimum mining width of 2 metres.

Cautionary Language Regarding Reserves and Resources

For further details regarding the Aurizona Project, refer to the NI 43-101 Technical Report, available under the Company’s profile at www.sedar.com. For further details regarding the Santa Elena Project, refer to the Pre-Feasibility Study and the Technical Report for the Santa Elena Project, available under the Company’s profile at www.sedar.com. Mineral Resources which are not Mineral Reserves, do not have demonstrated economic viability.

[Letterhead of Davidson & Company LLP]

AUDITORS’ REPORT

To the Shareholders of

Sandstorm Resources Ltd.

We have audited the consolidated balance sheets of Sandstorm Resources Ltd. as at December 31, 2009 and March 31, 2009 and the consolidated statements of operations and retained earnings (deficit), cash flows, other comprehensive income (loss), accumulated other comprehensive loss and shareholders’ equity for the nine month period ended December 31, 2009 and for the year ended March 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and March 31, 2009 and the results of its operations and its cash flows for the nine month period ended December 31, 2009 and for the year ended March 31, 2009 in accordance with Canadian generally accepted accounting principles.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

February 9, 2010

[Nexia Logo]

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, B.C., Canada V7Y 1G6

Telephone (604) 687-0947 Fax (604) 687-6172

[Sandstorm Resources Logo]

CONSOLIDATED BALANCE SHEETS

Expressed in U.S. dollars

		December 31,
ASSETS	Note	2009	March 31, 2009[1]
Current
Cash		$36,708,733	$792,412
Receivables		25,018	22,348
Prepaid expenses		26,855	29,547
		36,760,606	844,307

Deferred charges		--	307,595
Equipment		2,743	2,225
Mineral interests	7	37,373,184	--
		$74,136,533	$1,154,127

LIABILITIES
Current
Accounts payable and accrued liabilities		$569,575	$333,972

SHAREHOLDERS’ EQUITY

Share capital	8	57,363,585	1,060,081
Contributed surplus	8	15,889,792	449,093
Retained earnings (deficit)		525,824	(476,776)
Accumulated other comprehensive loss		(212,243)	(212,243)
		73,566,958	820,155
		$74,136,533	$1,154,127

1) Translated (Note 5)

Nature of operations (Note 1)

Contractual obligations (Note 12)

ON BEHALF OF THE BOARD:

“Nolan Watson”	, Director
“David Awram”	, Director

- The accompanying notes are an integral part of these consolidated financial statements –

[Sandstorm Resources Logo]

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)

Expressed in U.S. dollars

		9 months ended	12 months ended
	Note	December 31,	March 31,
		2009	2009 [1]
Expenses
Exploration		$173,856	$192,094
General and administrative		704,690	117,133
Professional fees		140,154	58,703
Project evaluation		79,319	--
Stock-based compensation	8	459,420	--
Total expenses		(1,557,439)	(367,930)

Other items
Foreign exchange gain		2,527,957	9,481
Interest income		32,082	33,107
Write-off of mineral property costs		--	(130,783)
Total other items		2,560,039	(88,195)

Income (loss) before taxes		1,002,600	(456,125)

Future income tax recovery	11	--	47,683
Income (loss) for the period		1,002,600	(408,442)

Deficit - beginning of period		(476,776)	(68,334)
Retained earnings (deficit) - end of period		$525,824	$(476,776)

Basic and income (loss) per share		$0.01	$(0.02)
Diluted income (loss) per share		$0.01	$(0.02)

Weighted average number of common shares
Basic	8	156,042,017	17,081,622
Diluted	8	165,991,253	24,159,533

1) Translated (Note 5)

- The accompanying notes are an integral part of these consolidated financial statements -

[Sandstorm Resources Logo]

CONSOLIDATED STATEMENTS OF CASH FLOWS

Expressed in U.S. dollars

	9 months ended	12 months ended
	December 31,	March 31,
	2009	2009[1]
Cash provided by (used in):
Operating activities
Income (loss) for the period	$1,002,600	$(408,442)
Items not affecting cash:
Amortization	1,137	1,072
Exploration expense paid by share issuance	44,138	--
Future income tax recovery	--	(47,683)
Stock-based compensation	459,420	--
Unrealized foreign exchange and foreign exchange on cash	(2,596,786)	--
Write-off of mineral property costs	--	130,783
Changes in non-cash working capital	205,832	(26,610)
	(883,659)	(350,880)
Investing activities
Equipment	(1,655)	(4,177)
Mineral interests	(34,151,277)	(76,807)
	(34,152,932)	(80,984)
Financing activities
Share and warrant issue proceeds	73,844,682	123,832
Share issuance costs	(5,483,786)	(11,535)
Deferred charges – share issuance costs	--	(10,223)
	68,360,896	102,074
Net increase (decrease) in cash	33,324,305	(329,790)
Cash – beginning of period	792,412	1,323,407
Effect of exchange rate changes on cash	2,592,016	(201,205)
Cash - end of period	$36,708,733	$792,412

1) Translated (Note 5)

2) See Note 9 for supplemental cash flow information

- The accompanying notes are an integral part of these consolidated financial statements -

[Sandstorm Resources Logo]

CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME (LOSS)

Expressed in U.S. dollars

	9 months ended	12 months ended
	December 31,	March 31,
	2009	2009[1]

Income (loss) for the period	$1,002,600	$(408,442)
Other comprehensive loss
Unrealized loss on translation from measurement to reporting currency	--	(199,699)
Comprehensive income (loss) for the period	$1,002,600	$(608,141)

CONSOLIDATED STATEMENTS OF ACCUMULATED OTHER COMPREHENSIVE LOSS

Expressed in U.S. dollars

	December 31,	March 31,
	2009	2009[1]

Balance – beginning of period	$(212,243)	$(12,544)
Unrealized loss on translation from measurement to reporting currency	--	(199,699)
Balance - end of period	$(212,243)	$(212,243)

1) Translated (Note 5)

- The accompanying notes are an integral part of these consolidated financial statements –

[Sandstorm Resources Logo]

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

Expressed in U.S. dollars

		Contributed Surplus
					Share Subs.	Retained	Acc.
	Common			Comp.	Received in	Earnings	Other
	Shares	Options	Warrants	Warrants	Advance	(Deficit)	Comp. Loss	Total
At March 31, 2008	$ 229,950	$ 7,552	$ 10,826	$ --	$ 1,209,495	$ (68,334)	$ (12,544)	$ 1,376,945
Private placement	896,050	--	434,544	--	(1,209,495)	--	--	121,099
Share issue costs	(37,755)	--	--	--	--	--	--	(37,755)
Shares issued for option payment	12,957	--	--	--	--	--	--	12,957
Warrants exercised	6,562	--	(3,829)	--	--	--	--	2,733
Renouncement	(47,683)	--	--	--	--	--	--	(47,683)
Net loss	--	--	--	--	--	(408,442)	--	(408,442)
Other comp. loss	--	--	--	--	--	--	(199,699)	(199,699)
At March 31, 2009	$ 1,060,081	$ 7,552	$ 441,541	$ --	$ --	$ (476,776)	$ (212,243)	$ 820,155
Public offering	60,877,193	--	12,948,264	--	--	--	--	73,825,457
Comp. warrants issued	(2,044,542)	--	--	2,044,542	--	--	--	--
Share issue costs	(5,715,877)	--	--	--	--	--	--	(5,715,877)
Shares issued for mineral interests	3,111,840	--	--	--	--	--	--	3,111,840
Shares issued for option payment	44,138	--	--	--	--	--	--	44,138
Options exercised	9,386	(4,530)	--	--	--	--	--	4,856
Warrants exercised	21,366	--	(6,997)	--	--	--	--	14,369
Stock based comp.	--	459,420	--	--	--	--	--	459,420
Net income	--	--	--	--	--	1,002,600	--	1,002,600
At Dec. 31, 2009	$57,363,585	$ 462,442	$13,382,808	$2,044,542	$ --	$ 525,824	$ (212,243)	$73,566,958

Transactions to March 31, 2009 have been translated. See Note 5.

- The accompanying notes are an integral part of these consolidated financial statements –

[Sandstorm Resources Logo]

Notes to the Consolidated Financial Statements

December 31, 2009

Expressed in U.S. dollars

1.   NATURE OF OPERATIONS

Sandstorm Resources Ltd. (“Sandstorm” or “the Company”) was incorporated under the Business Corporations Act of British Columbia on March 23, 2007. The Company is a resource based company that seeks to acquire volume based production payment agreements (“VPPs”) from companies that have advanced stage development projects or operating mines. In return for making a one-time upfront payment to acquire a VPP, Sandstorm receives the right to purchase, at a fixed price per unit, a percentage of a mine’s production for the life of the mine. Previously the Company focused on exploring mineral properties in Canada.

On April 3, 2009 the Company incorporated a wholly owned subsidiary named Sandstorm Resources (Barbados) Limited and on May 1, 2009 the Company incorporated a wholly owned subsidiary named Sandstorm Resources (Canada) Ltd.

2.   SIGNIFICANT ACCOUNTING POLICIES

A)   BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

The Company has changed its fiscal year-end date to be December 31, resulting in a nine-month transition year from April 1, 2009 to December 31, 2009. The Company’s reporting currency has been changed effective April 1, 2009 from the Canadian dollar to the U.S. dollar.

B)   PRINCIPLES OF CONSOLIDATION

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries Sandstorm Resources (Barbados) Limited and Sandstorm Resources (Canada) Ltd. All intercompany transactions and balances have been eliminated.

C)   USE OF ESTIMATES

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and related notes to the financial statements. Significant areas where management’s judgment is applied are mineral interests, impairment of mineral interests, income taxes, financing costs, stock-based compensation, and warrants issued. Actual results may differ from those estimates.

D)   FOREIGN CURRENCY TRANSLATION

The reporting and the functional currency of the Company and its subsidiaries is the U.S. dollar as this is the principal currency of the economic environment in which they operate. Transactions in foreign currencies are initially recorded at the functional currency rate at the date of transaction. Monetary assets and liabilities denominated in foreign currencies are translated using the functional currency rate as at the reporting date.

[Sandstorm Resources Logo]

Notes to the Consolidated Financial Statements

December 31, 2009

Expressed in U.S. dollars

E)   FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, receivables, and accounts payable and accrued liabilities. All financial instruments are initially recorded at fair value and designated as follows:

Cash is classified as “Held-for-Trading”. Receivables are classified as “Loans and Receivables”. Due to their short-term nature and capacity for prompt liquidation, their carrying value equals their fair value. Accounts payable and accrued liabilities are classified as “Other Financial Liabilities”. These financial liabilities are recorded at values that approximate their amortized cost using the effective interest method.

All gains and losses as a result of changes in fair value are included in net income (loss) in the year they occur.

F)   MINERAL INTERESTS

Agreements for which settlements are called for in metal, the amount of which is based on production at the mines, are recorded at cost. The cost of these assets is separately allocated to reserves, resources, and exploration potential. The value allocated to reserves is classified as depletable and is depreciated on a unit-of-sale basis over the estimated recoverable proven and probable reserves at the mine corresponding to the specific agreement. The value associated with resources and exploration potential is the value beyond proven and probable reserves at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category as a result of the conversion of resources or exploration potential into reserves.

Evaluation of the carrying values of each mineral interest agreement are undertaken each year and when events or changes in circumstances indicate that the carrying values may not be recoverable to determine if estimated undiscounted future net cash flows are less than the carrying value. Estimated undiscounted future net cash flows are calculated using estimated production, sales prices, and purchase costs. If it is determined that the future net cash flows from an operation are less than the carrying value then a writedown is recorded with a charge to operations.

Exploration costs are expensed as incurred.

G)  INCOME TAXES

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used are those that are enacted or substantively enacted by the reporting date.

The asset and liability method is used for determining future income taxes. Under the asset and liability method, the change in the net future income tax asset or liability is included in income. The income tax effects of differences in the periods when revenue and expenses are recognized, in accordance with Company accounting practices, and the periods they are recognized for income tax purposes are reflected as future income tax assets or liabilities. Future income tax assets and liabilities are measured using the enacted or substantively enacted statutory income tax rates which are expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. A valuation allowance is recorded against any future tax asset if it is not more likely than not to be realized.

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Notes to the Consolidated Financial Statements

December 31, 2009

Expressed in U.S. dollars

H)   SHARE CAPITAL

The proceeds from the issue of units are allocated between common shares and common share purchase warrants on a pro-rata basis based on relative fair values. The fair value of common shares is based on the market closing price on the date the units are issued and the fair value of common share purchase warrants is determined using the quoted market price or if the warrants are not traded, the Black-Scholes pricing model.

Equity instruments issued to agents as financing costs are measured at their fair value at the date of grant.

I)    EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share is computed by dividing the net income (loss) available to common shareholders by the weighted average number of common shares issued and outstanding during the period. Diluted earnings (loss) per share is calculated using the treasury method which assumes that outstanding share purchase options and warrants, with an average market price that exceeds the average exercise prices of the options and warrants for the period, are exercised and the proceeds are used to repurchase shares of the Company at the average market price of the common shares for the period. For the year ended March 31, 2009 this calculation was anti-dilutive.

J)   STOCK-BASED COMPENSATION

All stock-based awards made to employees and non-employees are measured and recognized using the Black-Scholes option pricing model. For employees, the fair value of the options is measured at the date of the grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete, the date the performance commitment is reached, or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For employees and non-employees, the fair value of options is accrued and charged to operations on a graded basis over the vesting period with the offsetting credit to contributed surplus. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

Forfeitures are estimated at grant date and revised for actual experiences in subsequent periods. No expense is recognized for awards that do not ultimately vest.

3.   CHANGES IN SIGNIFICANT ACCOUNTING POLICIES

A)   GOODWILL AND OTHER INTANGIBLE ASSETS

On April 1, 2009 the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3064 – Goodwill and Intangible Assets. This new standard provides guidance on the recognition, measurement, presentation, and disclosure of goodwill and other intangible assets. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

B)   FINANCIAL INSTRUMENTS

On April 1, 2009 the Company adopted amendments to Handbook Section 3862 – Financial Instruments – Disclosures which provides enhanced disclosures about fair value measurements. These additional

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Notes to the Consolidated Financial Statements

December 31, 2009

Expressed in U.S. dollars

disclosures are disclosed in Note 6. The Company is not required to provide comparative information for the disclosures in the first year of adoption.

On July 1, 2009 the Company adopted amendments to Handbook Section 3855 – Financial Instruments – Recognition and Measurement which provides additional guidance on the classification of embedded derivatives. The adoption of this amendment did not result in a material impact on the Company’s consolidated financial statements.

4.   FUTURE CHANGES IN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

A)   ACCOUNTING POLICIES TO BE IMPLEMENTED EFFECTIVE JANUARY 1, 2011

In January 2009, the CICA issued Handbook Sections 1582 – Business Combinations, 1601 – Consolidated Financial Statements, and 1602 – Non-Controlling Interests. Section 1582 replaces Section 1581 – Business Combinations and establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”). Sections 1601 and 1602 replace Section 1600 – Consolidated Financial Statements. Section 1601 provides revised guidance on the preparation of consolidated financial statements and Section 1602 addresses accounting for non-controlling interests in consolidated financial statements subsequent to a business combination.

These standards are effective January 1, 2011. Early adoption of the Sections is permitted. If the Company chooses to early adopt any one of these Sections, the other two sections must also be adopted at the same time.

In June 2009, the CICA amended Handbook Section 3855 to clarify the application of the effective interest method after a debt instrument has been impaired and when an embedded prepayment option is separated from its host debt instrument at initial recognition for accounting purposes. The amendments are effective January 1, 2011. Early adoption is permitted.

B)   INTERNATIONAL FINANCIAL REPORTING STANDARDS

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with International Financial Reporting Standards over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.

The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.

5.   CHANGE IN FUNCTIONAL AND REPORTING CURRENCY

Effective April 1, 2009, the Company changed from a Canadian dollar functional and reporting currency to a U.S. dollar functional and reporting currency. All subsidiaries of the Company measure transactions in a U.S. dollar functional currency. As a result, all comparative amounts were restated to the U.S. dollar.

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Notes to the Consolidated Financial Statements

December 31, 2009

Expressed in U.S. dollars

Comparative assets and liabilities were translated using the closing rate at the balance sheet date and comparative equity, income, and expenses were translated at the exchange rates at the dates of the transactions. All resulting exchange differences were recognized in other comprehensive loss.

6.   FAIR VALUE OF FINANCIAL INSTRUMENTS

CAPITAL RISK MANAGEMENT

The Company’s objective of capital management is to ensure that it will be able to continue as a going concern and identify, evaluate, and acquire VPP contracts on precious metals. The Company’s overall strategy has not changed from March 31, 2009. The capital of the Company consists of shareholders’ equity. The Company is meeting its capital risk objectives by successfully raising, from time to time, the required funds. The Company expects to continue to raise funds, from time to time, to continue meeting its capital management objectives. The Company is not subject to externally imposed capital requirements.

CREDIT RISK

The Company’s credit risk is limited to its investment in cash and receivables. The Company holds its cash with a large international financial institution and the balance of receivables owed to the Company in the ordinary course of business is not significant. Therefore, the Company is not exposed to significant credit risk and overall the Company’s exposure to credit risk has not changed significantly from the prior year.

CURRENCY RISK

The Company’s currency risk is limited to a small portion of its cash invested in a foreign currency. Therefore, the Company is not exposed to significant currency risk and overall the Company’s exposure to currency risk has not changed significantly from the prior year.

INTEREST RATE RISK

The Company’s interest rate risk is limited to the rate of return on its investment in cash. The Company’s rate of return on its cash deposits is tied to the Canadian short term interest rates which have declined during the period ended December 31, 2009, which results in lower interest income. However, due to their short term nature, cash is not subject to interest rate risk. Overall the Company’s exposure to interest rate risk has not changed significantly from the prior year.

LIQUIDITY RISK

The Company’s financial instruments are not exposed to liquidity risk as the Company has sufficient working capital to meet its obligations. Overall the Company’s exposure to liquidity risk has not changed significantly from the prior year.

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Notes to the Consolidated Financial Statements

December 31, 2009

Expressed in U.S. dollars

OTHER PRICE RISK

None of the Company’s future cash flows of financial instruments are subject to change from other price changes. Overall the Company’s exposure to other price risks has not changed significantly from the prior year.

7.   MINERAL INTERESTS

As of December 31, 2009:

		Accumulated
	Cost	Amortization		Net
Aurizona, Brazil
Upfront payment	$17,800,000
Share issuance	1,901,680
Other direct costs	261,801
	$19,963,481		$-	$19,963,481
Santa Elena, Mexico
Upfront payment	$12,000,000
Share issuance	1,210,160
Other direct costs	135,811
	$13,345,971	$		$13,345,971
Summit, United States
Upfront payment	$4,000,000
Other direct costs	54,405
	$4,054,405		$--	$4,054,405

Other	$9,327		$--	$9,327

Total Mining Interests	$37,373,184	$		$37,373,184

The Company’s reportable segments are its VPP agreements.

The value allocated to reserves is classified as depletable and is depreciated on a units-of-sale basis over the estimated recoverable proven and probable reserves at the mine. The value associated with resources and exploration potential is the value beyond proven and probable reserves allocated at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category, generally as a result of the conversion of resources or exploration potential into reserves.

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Notes to the Consolidated Financial Statements

December 31, 2009

Expressed in U.S. dollars

As of December 31, 2009:

	Depletable	Non-Depletable	Total
Aurizona	$16,936,318	$3,027,163	$19,963,481
Santa Elena	10,149,425	3,196,546	13,345,971
Summit	4,054,405	--	4,054,405
Other	--	9,327	9,327
	$31,140,148	$6,233,036	$37,373,184

AURIZONA VPP

On May 15, 2009, the Company entered into an agreement to purchase 17% of the life of mine gold produced from Luna Gold Corp.’s (“Luna”) open-pit Aurizona project, located in Brazil (the “Aurizona Project”), for $17.8 million and 5,500,000 common shares of the Company as an upfront payment plus ongoing per ounce payments equal to the lesser of $400 (subject to a 1% annual inflationary adjustment beginning 3 years after the mine achieves commercial production (an “Inflationary Adjustment”)) and the then prevailing market price per ounce of gold. The upfront cash payment and the shares were released from escrow to Luna on October 16, 2009.

Luna has provided to the Company a completion guarantee under which Luna may be required to return a portion of the $17.8 million upfront payment if by April 16, 2012, the Aurizona Project has not produced a minimum of 12,500 ounces of gold in any consecutive three month period.

If Luna decides to develop an underground mine on the Aurizona Project (the “Aurizona Underground Mine”), the Company has the right to purchase 17% of the gold from the Aurizona Underground Mine at a per-ounce price equal to the lesser of $500 (subject to an Inflationary Adjustment) and the then prevailing market price per ounce of gold. If the Company elects to exercise its right to purchase gold from the Aurizona Underground Mine, the Company will be required to pay 17% of the capital expenditures incurred to determine the economic viability and to construct the mine.

SANTA ELENA VPP

On May 15, 2009, the Company entered into an agreement to purchase 20% of the gold produced from SilverCrest Mines Inc.’s (“SilverCrest”) open-pit Santa Elena project, located in Mexico (the “Santa Elena Project”), for $12.0 million and 3,500,000 common shares of the Company as an upfront payment plus ongoing per ounce payments equal to the lesser of $350 (subject to an Inflationary Adjustment) and the then prevailing market price per ounce of gold. The upfront cash payment and the shares were released to SilverCrest on November 30, 2009.

SilverCrest has provided to Sandstorm a completion guarantee under which SilverCrest may be required to return a portion of the $12.0 million upfront payment if by May 30, 2012 the Santa Elena Project has not produced a minimum of 7,500 ounces of gold in any consecutive three month period.

If SilverCrest decides to develop an underground mine on the Santa Elena Project (the “Santa Elena Underground Mine”), the Company has the right to purchase 20% of the gold from the Santa Elena Underground Mine at a per-ounce price equal to the lesser of $450 (subject to an Inflationary Adjustment) and the then prevailing market price per ounce of gold. If the Company elects to exercise its right to purchase gold from the Santa Elena Underground Mine, the Company will be required to pay 20% of the capital expenditures incurred (adjusted using a payable gold to payable gold equivalent ratio) to determine the economic viability and to construct the mine.

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Notes to the Consolidated Financial Statements

December 31, 2009

Expressed in U.S. dollars

SUMMIT VPP

On September 14, 2009, the Company entered into an agreement to purchase 50% of the first 10,000 ounces of gold produced, and 22% of the gold produced thereafter, from Santa Fe Gold Corporation’s (“Santa Fe”) Summit mine, located in the United States of America (the “Summit Mine”), for $4.0 million as an upfront payment plus ongoing per ounce payments equal to the lesser of $400 (subject to an Inflationary Adjustment) and the then prevailing market price per ounce of gold. The amount of payable gold can be reduced from 22% to 15% if, by October 7, 2012, the rate of mineralized rock mined and processed from the Summit Mine averages 400 tonnes per day or more for any consecutive 12 month period and payable gold production exceeds 11,500 ounces during such period.

Santa Fe has the option until July 7, 2010 to increase the size of the transaction by $1.0 million. If Santa Fe exercises this option, the percentage of payable gold that the Company will be entitled to purchase will increase to 62.5% for the first 10,000 ounces of gold produced and 27.5% of gold produced thereafter.

Santa Fe has provided to Sandstorm a completion guarantee under which Santa Fe may be required to return a portion of the upfront payment if by April 7, 2011 the Summit Mine has not produced a minimum of 4,000 ounces of gold in any consecutive six month period.

8.   SHARE CAPITAL AND CONTRIBUTED SURPLUS

A)   SHARES ISSUED

	Note	Number of Shares
Authorized: Unlimited common shares without par value

Issued and outstanding:
At March 31, 2008		4,442,000
Units issued for private placement		13,350,000
Shares issued for option payment		100,000
Warrants exercised		34,000
At March 31, 2009		17,926,000
Public offering		198,688,380
Shares issued for mineral interests	7	9,000,000
Shares issued for option payment		100,000
Options exercised		60,000
Warrants exercised		164,000
At December 31, 2009		225,938,380

Effective on April 4, 2008, all common shares were split on a two-for-one basis. Accordingly, the comparative number of shares and per share amounts has been retroactively adjusted to reflect the two-for-one split.

PRIVATE PLACEMENT – APRIL 22, 2008

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Notes to the Consolidated Financial Statements

December 31, 2009

Expressed in U.S. dollars

On April 22, 2008, the Company completed a non-brokered private placement of 11,350,000 units of the Company at a price of C$0.10 per unit, for gross proceeds of C$1.1 million ($1.1 million). In addition, the Company completed a non-brokered private placement of 2,000,000 units of flow-through financing at a price of C$0.10 per unit, for gross proceeds of C$200,000 ($199,340). Both the non-flow through units and the flow through units consist of one common share and one common share purchase warrant. Each warrant will entitle the holder to acquire one additional common share of the Company at a price of C$0.195 a share and expire April 22, 2010. The fair value attributable to the common shares was $896,050.

PUBLIC OFFERING – APRIL 23, 2009

On April 23, 2009 the Company completed an equity offering of 116,909,580 subscription receipts at a price of C$0.40 per subscription receipt for gross proceeds of C$46.8 million ($38.1 million). The gross proceeds of the public offering were held in escrow until May 15, 2009, and were released upon completion of the Luna and SilverCrest transactions. On May 22, 2009, each subscription receipt was automatically converted, without additional consideration, into one common share of the Company and one-half of a share purchase warrant. Each warrant entitles the holder to purchase one common share at a price of $0.60 until April 23, 2014. The fair value attributable to the common shares was $32,652,050.

In connection with the public offering, the Company paid agent fees of C$2.8 million ($2.3 million), representing 6% of the gross proceeds. Additionally, the Company issued 7,014,574 Compensation Warrants to the agents, representing 6% of the number of subscription receipts issued. Each Compensation Warrant entitles the holder to acquire one unit comprised of one common share of the Company and one-half of a share purchase warrant. Each Compensation Warrant has an exercise price of $0.33 and each full share purchase warrant issued upon exercise of the Compensation Warrants will entitle the holder to purchase one common share at a price of $0.60 until April 23, 2014. The Compensation Warrants had a fair value of $2.0 million.

PUBLIC OFFERING – OCTOBER 14, 2009

On October 14, 2009 the Company completed a public offering of 81,778,800 units at a price of C$0.45 per unit, for gross proceeds of C$36.8 million ($35.8 million). Each unit was comprised of one common share of the Company and one-half of one common share purchase warrant. Each whole warrant is exercisable for one common share of the Company at a price of $0.60 and expires April 23, 2014. In connection with this offering, the Company paid agent fees of C$2.6 million ($2.5 million), representing 7% of the gross proceeds. The fair value attributed to the common shares was $28,225,143.

B)   STOCK OPTIONS

On September 22, 2009 shareholders approved an incentive stock option plan (the “Option Plan”) whereby the Company may grant stock options to eligible employees, officers, directors and consultants at an exercise price, expiry date, and vesting conditions to be determined by the board of directors. The maximum expiry date is five years from the grant date. All options are equity settled. The Option Plan provides for the issuance of up to 10% of the Company’s issued common shares as at the date of the grant.

During the nine months ended December 31, 2009, the Company granted 6,320,000 (twelve months ended March 31, 2009 – nil) options with a weighted average exercise price of C$0.44 (March 31, 2009 – nil) per option. The options vest over a period of two years.

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Notes to the Consolidated Financial Statements

December 31, 2009

Expressed in U.S. dollars

Of the options granted during the nine months ended December 31, 2009, 5,320,000 were granted to employees and directors with a fair value of $672,660. The weighted-average fair value per employee option of $0.13 was determined using the Black-Scholes option valuation model with the following weighted-average assumptions:

December 31, 2009

Share and exercise price	C$0.44

Expected dividend yield	0.00%

Expected volatility	45%

Risk-free interest rate	1.85%

Expected life of options	3 years

A summary of the Company’s options and the changes for the period are as follows:

	Number of	Weighted average
	Options	exercise price

At March 31, 2008 and March 31, 2009	100,000	C$0.10

Granted	6,320,000	C$0.44

Exercised	(60,000)	C$0.10

Forfeited	(10,000)	C$0.45

At December 31, 2009	6,350,000	C$0.44

A summary of the Company’s options as of December 31, 2009 is as follows:

		Price per
Number	Vested	Share	Expiry Date

40,000	40,000	C$0.10	July 31, 2012

3,610,000	1,203,333	C$0.45	June 16, 2014

700,000	--	C$0.44	July 6, 2014

2,000,000	--	C$0.435	July 28, 2014

6,350,000	1,243,333

The weighted-average exercise price for exercisable options is C$0.44 (March 31, 2009 - C$0.10). For share options exercised during the nine months ended December 31, 2009, the weighted average share price at the date of exercise was C$0.47 (twelve months ended March 31, 2009 - $nil).

C)   SHARE PURCHASE WARRANTS

On April 22, 2008, the Company granted 13,350,000 warrants in connection with its private placement described in Note 8a. The fair value attributable to the warrants was $434,544.

On April 23, 2009, the Company granted 58,454,790 warrants in connection with its public offering described in Note 8a. The fair value attributable to the warrants was $5,399,680.

The fair value of the warrants was determined using the Black-Scholes option valuation model using the following assumptions:

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Notes to the Consolidated Financial Statements

December 31, 2009

Expressed in U.S. dollars

	December 31, 2009	March 31, 2009

Share and exercise price	$0.60	C$0.195

Expected dividend yield	0.00%	0.00%

Expected volatility	51%	110%

Risk-free interest rate	1.78%	2.64%

Expected life of warrants	5 years	2 years

On October 14, 2009, the Company granted 40,889,396 warrants in connection with its public offering described in Note 8a. The fair value attributed to the warrants was $7,548,584. The fair value of the warrants was determined using quoted market prices of both the common shares and warrants on the date of issue.

A summary of the Company’s warrants and the changes for the period are as follows:

Number of Warrants

Warrants outstanding at March 31, 2008	198,000

Issued	13,350,000

Exercised	(34,000)

Warrants outstanding at March 31, 2009	13,514,000

Issued	99,344,186

Exercised	(164,000)

Warrants outstanding at December 31, 2009	112,694,186

A summary of the Company’s warrants as of December 31, 2009 is as follows:

Number	Price per Share	Expiry Date

13,350,000	C$0.195	April 22, 2010

99,344,186	$0.60	April 23, 2014

112,694,186

Included in warrants outstanding at December 31, 2009, are 4,428,000 (March 31, 2009 – 7,380,000) warrants held in escrow. These warrants expire April 22, 2010 and any shares issued from the exercise of these warrants will be subject to same escrow conditions as the common shares held in escrow.

D)   ESCROW SHARES

Included in the shares outstanding at December 31, 2009, are 5,592,000 (March 31, 2009 – 9,320,000) common shares held in escrow. These common shares will be released pro-rata to the shareholders in three equal tranches of 1,864,000 every six months beginning April 24, 2010. These escrow shares may not be transferred, assigned or otherwise dealt with without the consent of the regulatory authorities.

E)   STOCK BASED COMPENSATION

Stock-based compensation recognized during the nine months ended December 31, 2009 for employees was $365,182 (twelve months ended March 31, 2009 - $nil). Options granted to non-employees are

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Notes to the Consolidated Financial Statements

December 31, 2009

Expressed in U.S. dollars

valued and expensed as they vest. Stock-based compensation recognized during the nine months ended December 31, 2009 for non-employees was $94,238 (twelve months ended March 31, 2009 - $nil). Stock-based compensation for non-employees during the nine months ended December 31, 2009 was determined using the Black-Scholes option valuation model with the following weighted-average assumptions:

December 31, 2009

Expected dividend yield	0.00%

Expected stock price volatility	44%

Risk-free interest rate	1.74%

Expected life of options	2.7 years

F)    DILUTED INCOME (LOSS) PER SHARE

Diluted income (loss) per share is calculated based on the following weighted average number of shares outstanding:

	9 months ended	12 months ended
	December 31, 2009	March 31, 2009

Basic weighted average Number of shares	156,042,017	17,081,622

Effect of dilutive securities

Compensation Warrants - shares	2,087,250	--

Stock Options	157,689	76,233

Warrants	7,704,297	7,001,678

Diluted weighted average number of common shares	165,991,253	24,159,533

The following lists the stock options and share purchase warrants excluded from the computation of diluted weighted average number of common shares as they were anti-dilutive:

	9 months ended	12 months ended
	December 31, 2009	March 31, 2009

Compensation Warrants - warrants	3,507,287	--

Stock Options	--	--

Warrants	99,344,186	--

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Notes to the Consolidated Financial Statements

December 31, 2009

Expressed in U.S. dollars

9.         SUPPLEMENTAL CASH FLOW INFORMATION

	December 31, 2009	March 31, 2009 [1]

Change in non-cash working capital
Receivables	$2,087	$(14,974)
Prepaid expenses	2,692	(29,130)
Accounts payable and accrued liabilities	201,053	17,494
	$205,832	$(26,610)

Significant non-cash transactions
Shares issued for option payment	$44,138	$12,957
Shares issued for acquisition of mineral interests	3,111,840	--
Allocation of share subscriptions received in advance	--	1,209,495
Compensation warrants issued for share issuance costs	2,044,542	--

1) Translated (Note 5)

10.  RELATED PARTY TRANSACTIONS

The Company entered into transactions with related parties as follows:

a)             During the period ended December 31, 2009 paid or accrued legal fees of $nil (March 31, 2009 - $15,558) to a former director of the Company.

b)            During the period ended December 31, 2009 paid or accrued rent as well as the cost of administrative support services, of $82,345 (March 31, 2009 - $12,362) to a company controlled by a current director and a former director.

The transactions have been recorded at their exchange amount, which is the amount of consideration agreed upon by the related parties.

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Notes to the Consolidated Financial Statements

December 31, 2009

Expressed in U.S. dollars

11.  INCOME TAXES

The income tax expense differs from the amount that would result from applying the federal and provincial income tax rate to the net income (loss) before income taxes. These differences result from the following items:

	For the 9 months	For the 12 months
	ended	ended
	December 31, 2009	March 31, 2009 [1]

Income (loss) before income taxes	$1,002,600	$(408,442)

Canadian federal and provincial income tax rates	30.0%	30.4%

Income tax expense (recovery) based on the above rates	300,780	(124,166)

Increase (decrease) due to:

Permanent differences	(534,964)	5,114

Difference between Canadian and foreign tax rates	218,090	--

Reduction in long term Canadian income tax rates	51,079	7,773

Expenditures on mineral interests and financing costs	(1,213,033)	--

Change in valuation allowance	1,178,048	63,596

Income and future tax recovery	$--	$(47,683)

The components of future income taxes are as follows:

	December 31, 2009	March 31, 2009 [1]

Future Income Tax Assets

Mineral property and equipment	$29,266	$27,264

Non-capital loss	70,102	53,553

Share issue costs	1,223,346	14,046

Value of future income tax assets	1,322,714	94,863

Valuation allowance	(1,272,912)	(94,863)

Future income tax assets	$49,802	$--

Future Income Tax Liabilities

Unrealized foreign exchange gains	$49,802	$--

Future income tax liabilities	$49,802	$--

Future income tax asset, net	$--	$--

A valuation allowance has been recorded against the potential future income tax assets as their utilization is not considered more likely than not.

The Company has a non-capital loss carry-forward in Barbados that will expire if unused of $792,570 that may be available for income tax purposes. The loss carry-forward expires in 2018.

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Notes to the Consolidated Financial Statements

December 31, 2009

Expressed in U.S. dollars

The Company has a non-capital loss carry-forward in Canada that will expire if unused of $37,738 that may be available for income tax purposes. The loss carry-forward expires in 2029.

1) Translated (Note 5)

12.  CONTRACTUAL OBLIGATIONS

In connection with the Aurizona VPP agreement (Note 7), the Company has committed to purchase 17% of the gold produced by the Aurizona Project for a per ounce cash payment of the lesser of $400 (subject to an Inflationary Adjustment) and the then prevailing market price of gold.

In connection with the Santa Elena VPP agreement (Note 7), the Company has committed to purchase 20% of the gold produced by the Santa Elena Project for a per ounce cash payment of the lesser of $350 (subject to an Inflationary Adjustment) and the then prevailing market price of gold.

In connection with the Summit VPP agreement (Note 7), the Company has committed to purchase 50% of the first 10,000 ounces of gold produced, and 22% of the gold produced thereafter, from the Summit Mine for a per ounce cash payment of the lesser of $400 (subject to an Inflationary Adjustment) and the then prevailing market price per ounce of gold. Santa Fe has the option until July 7, 2010 to increase the size of the transaction by $1.0 million. If Santa Fe exercises this option, the percentage of payable gold that the Company will be entitled to purchase will increase to 62.5% for the first 10,000 ounces of gold produced and 27.5% of gold produced thereafter.